FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July, 2011
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482-8548
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

		Sequential
		Page
Item		Number

1.	Telefónica Group: 2011 First half-yearly financial report	2

Review Report
TELEFÓNICA, S.A. AND SUBSIDIARIES
Condensed Consolidated Interim Financial
Statements and
Consolidated Interim Management Report
for the six-month period ended
June 30, 2011

Translation of a report and condensed consolidated interim financial statements originally issued in Spanish. In the event of a discrepancy, the
Spanish-language version prevails (see Note 15)
REPORT ON REVIEW OF
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
To the Shareholders of
Telefónica, S.A., at the request of Management
1. We have carried out a review of the accompanying condensed consolidated interim financial statements (hereinafter the interim financial statements) of Telefónica, S.A. (hereinafter the Parent Company) and subsidiaries (hereinafter the Group), which comprise the interim consolidated statement of financial position at June 30, 2011, the interim consolidated income statement, the interim consolidated statement of comprehensive income, the interim consolidated statement of changes in equity, the interim consolidated statement of cash flows, and selected explanatory notes, for the six-month period then ended. It is the responsibility of the Parent Company’s directors to prepare said interim financial statements in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union, for the preparation of condensed interim financial reporting as per article 12 of Royal Decree 1362/2007, of October 19. Our responsibility is to issue a report on these interim financial statements based on our review.
2. Our review was performed in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Reporting Performed by the Independent Auditor of the Entity.” A review of the interim financial statements consists of making inquiries, primarily of personnel responsible for financial and accounting matters, and applying certain analytical and other review procedures. The scope of a limited review is substantially less extensive in scope than that of an audit and therefore, it is not possible to provide assurance that all the significant matters that could be identified in an audit have come to our attention. Accordingly, we do not express an audit opinion on the accompanying interim financial statements.
3. As discussed in Note 2 to the accompanying interim financial statements, these statements do not include all the information that would be required for complete consolidated financial statements prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and therefore the accompanying interim financial statements should be read together with the Group’s consolidated financial statements for the year ended December 31, 2010.

4. During the course of our review, which under no circumstances can be considered an audit of financial statements, nothing has come to our attention which would lead us to conclude that the accompanying interim financial statements for the six-month period ended June 30, 2011 have not been prepared, in all material respects, in accordance with the requirements established by International Accounting Standard (IAS) 34, “Interim Financial Reporting,” as adopted by the European Union in conformity with article 12 of Royal Decree 1362/2007 for the preparation of condensed interim financial statements.
5. The accompanying consolidated interim management report for the six-month period ended June 30, 2011 contains such explanations as the Parent Company’s directors consider necessary regarding the events which occurred during said period and their effect on the interim financial statements, of which it is not an integral part, as well as on the information required in conformity with article 15 of Royal Decree 1362/2007. We have checked that the accounting information included in the abovementioned report agrees with the interim financial statements for the six-month period ended June 30, 2011. Our work is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the consolidated companies’ accounting records.
6. This report has been prepared at the request of Management of the Parent Company with regard to the publication of the semi-annual financial report required by article 35 of Securities Market Law 24/1988, of July 28, enacted by Royal Decree 1362/2007.

ERNST & YOUNG, S.L.
/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

July 27, 2011

TELEFÓNICA GROUP
CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS (CONDENSED CONSOLIDATED ANNUAL
ACCOUNTS) AND CONSOLIDATED INTERIM MANAGEMENT
REPORT FOR THE SIX MONTHS ENDED JUNE 30, 2011

Consolidated statements of financial position
Millions of euros

		Unaudited	Audited
	Note	06/30/2011	12/31/2010

A) Non-current assets		104,221	108,721

Intangible assets	7	24,262	25,026
Goodwill	7	29,019	29,582
Property, plant and equipment	7	34,549	35,797
Investment properties		5	5
Investments in associates	8	4,715	5,212
Non-current financial assets	10	5,978	7,406
Deferred tax assets		5,693	5,693

B) Current assets		20,111	21,054

Inventories		1,157	1,028
Trade and other receivables		12,126	12,426
Current financial assets	10	2,016	1,574
Tax receivables		1,358	1,331
Cash and cash equivalents	10	3,194	4,220
Non-current assets held for sale		260	475

Total assets (A+B)		124,332	129,775

A) Equity		26,048	31,684

Equity attributable to equity holders of the parent		20,324	24,452
Equity attributable to non-controlling interests		5,724	7,232

B) Non-current liabilities		65,066	64,599

Non-current interest-bearing debt	10	51,981	51,356
Non-current trade and other payables		2,237	2,304
Deferred tax liabilities		6,141	6,074
Non-current provisions		4,707	4,865

C) Current liabilities		33,218	33,492

Current interest-bearing debt	10	7,882	9,744
Current trade and other payables		21,127	19,251
Current tax payables		2,759	2,822
Current provisions		1,450	1,675

Total equity and liabilities (A+B+C)		124,332	129,775

Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of financial position.

Consolidated income statements
Millions of euros

		January – June (*)
	Note	2011	2010

Revenues from operations	5	30,886	29,053
Other income		842	868
Supplies		(8,893)	(8,334)
Personnel expenses		(4,139)	(3,793)
Other expenses		(7,392)	(6,889)

Operating income before depreciation and amortization (OIBDA)	5	11,304	10,905

Depreciation and amortization	5	(4,956)	(4,449)

Operating income	5	6,348	6,456

Share of (loss) profit of associates	8	(534)	72

Finance income		450	312
Exchange gains		2,998	5,494
Finance costs		(1,628)	(1,507)
Exchange losses		(2,985)	(5,553)
Net financial expense		(1,165)	(1,254)

Profit before tax from continuing operations		4,649	5,274

Corporate income tax		(1,271)	(1,428)

Profit for the period from continuing operations		3,378	3,846

Profit after tax from discontinued operations		—	—

Profit for the period		3,378	3,846

Non-controlling interests		(216)	(71)

Profit for the period attributable to equity holders of the parent		3,162	3,775

Basic and diluted earnings per share attributable to equity holders of the parent (euros)		0.70	0.83

(*)	Unaudited data
Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated income statements.

Consolidated statements of comprehensive income
Millions of euros

	January – June (*)
	2011	2010

Profit for the period	3,378	3,846

(Losses) on measurement of available-for-sale investments	(8)	(98)

Reclassification of losses (gains) included in the income statement	2	—
Income tax impact	1	33

	(5)	(65)

Gains (losses) on hedges	113	(504)
Reclassification of losses included in the income statement	103	40
Income tax impact	(73)	136

	143	(328)

Translation differences	(1,410)	1,740

Actuarial gains and losses and impact of limit on assets for defined benefit pension plans	13	(52)
Income tax impact	(6)	11

	7	(41)

Share of income (loss) recognized directly in equity of associates	52	(109)

Income tax impact	(15)	30

	37	(79)

Total comprehensive income recognized in the period	2,150	5,073

Attributable to:
Equity holders of the parent	1,981	4,782
Non-controlling interests	169	291

	2,150	5,073

(*)	Unaudited data
Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of comprehensive income.

Consolidated statements of changes in equity
Millions of euros

	Attributable to equity holders of the parent
							Available-					Non-
	Share	Share	Legal	Revaluation	Treasury	Retained	for-sale		Equity of	Translation		controlling
	capital	premium	reserve	reserve	shares	earnings	investments	Hedges	associates	differences	Total	interests	Total equity

Balance at December 31, 2010	4,564	460	984	141	(1,376)	19,971	45	648	(42)	(943)	24,452	7,232	31,684

Profit for the period	—	—	—	—	—	3,162	—	—	—	—	3,162	216	3,378
Other comprehensive income (loss) for the period	—	—	—	—	—	6	(5)	143	37	(1,362)	(1,181)	(47)	(1,228)

Total comprehensive income for the period						3,168	(5)	143	37	(1,362)	1,981	169	2,150
Net movement in treasury shares	—	—	—	—	(194)	—	—	—	—	—	(194)	—	(194)
Acquisitions and disposals of non-controlling interests	—	—	—	—	—	984	—	—	—	(323)	661	(1,185)	(524)
Dividends paid	—	—	—	—	—	(6,874)	—	—	—	—	(6,874)	(578)	(7,452)
Other movements	—	—	—	—	371	(73)	—	—	—	—	298	86	384

Financial position at June 30, 2011 (*)	4,564	460	984	141	(1,199)	17,176	40	791	(5)	(2,628)	20,324	5,724	26,048

Balance at December 31, 2009	4,564	460	984	157	(527)	16,685	(39)	804	19	(1,373)	21,734	2,540	24,274

Profit for the period	—	—	—	—	—	3,775	—	—	—	—	3,775	71	3,846
Other comprehensive income (loss) for the period	—	—	—	—	—	(41)	(59)	(328)	(79)	1,514	1,007	220	1,227

Total comprehensive income for the period						3,734	(59)	(328)	(79)	1,514	4,782	291	5,073
Net movement in treasury shares	—	—	—	—	(730)	—	—	—	—	—	(730)	—	(730)
Dividends paid	—	—	—	—	—	(5,872)	—	—	—	—	(5,872)	(273)	(6,145)
Other movements	—	—	—	—	—	(539)	—	—	—	—	(539)	57	(482)

Financial position at June 30, 2010 (*)	4,564	460	984	157	(1,257)	14,008	(98)	476	(60)	141	19,375	2,615	21,990

(*)	Unaudited data
Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated statements of changes in equity.

Consolidated statements of cash flow
Millions of euros

	January – June (*)
	2011	2010
Cash received from customers	37,779	34,363
Cash paid to suppliers and employees	(28,224)	(24,827)
Dividends received	64	110
Net interest and other financial expenses paid	(1,230)	(1,325)
Taxes paid	(995)	(1,213)

Net cash from operating activities	7,394	7,108

Proceeds on disposals of property, plant and equipment and intangible assets	90	38
Payments on investments in property, plant and equipment and intangible assets	(4,560)	(5,028)
Proceeds on disposals of companies, net of cash and cash equivalents disposed	—	544
Payments on investments in companies, net of cash and cash equivalents acquired	(792)	(396)
Proceeds on financial investments not included under cash equivalents	3	181
Payments made on financial investments not included under cash equivalents	(247)	(1,368)
Net flows on cash surpluses not included under cash equivalents	(181)	(211)
Government grants received	7	1

Net cash used in investing activities	(5,680)	(6,239)

Dividends paid	(3,620)	(3,003)
Transactions with equity holders	206	(730)
Proceeds on issue of debentures and bonds	3,473	4,056
Proceeds on loans, borrowings and promissory notes	1,730	2,073
Cancellation of debentures and bonds	(3,082)	(1,990)
Repayments of loans, borrowings and promissory notes	(1,247)	(3,350)

Net cash used in financing activities	(2,540)	(2,944)

Effect of foreign exchange rate changes on collections and payments	(211)	(391)

Effect of changes in consolidation methods and other non-monetary effects	11	7

Net (decrease) in cash and cash equivalents during the period	(1,026)	(2,459)

Cash and cash equivalents at January 1	4,220	9,113

CASH AND CASH EQUIVALENTS AT JUNE 30	3,194	6,654

Reconciliation of cash and cash equivalents to the statement of financial position
BALANCE AT JANUARY 1	4,220	9,113

Cash on hand and at banks	3,226	3,830
Other cash equivalents	994	5,283

BALANCE AT JUNE 30	3,194	6,654

Cash on hand and at banks	2,486	5,313
Other cash equivalents	708	1,341

(*)	Unaudited data
Condensed notes 1 to 15 and Appendix I are an integral part of these consolidated cash flow statements.

TELEFÓNICA, S.A. AND SUBSIDIARIES COMPOSING THE
TELEFÓNICA GROUP
CONDENSED EXPLANATORY NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS (CONDENSED CONSOLIDATED ANNUAL
ACCOUNTS) FOR THE SIX MONTHS ENDED JUNE 30, 2011
(1)	INTRODUCTION AND GENERAL INFORMATION
Telefónica Group organizational structure
Telefónica, S.A. and its subsidiaries and investees make up an integrated group of companies (the “Telefónica Group” or “the Group”) operating mainly in the telecommunications, media and contact center industries.
The parent company of the Group is Telefónica, S.A. (“Telefónica” or “the Company”), incorporated on April 19, 1924. Its registered office is at calle Gran Vía 28, Madrid (Spain).
Corporate structure of the Group
Telefónica’s basic corporate purpose, pursuant to Article 4 of its bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.
The Telefónica Group follows a regional, integrated management model based on three business areas by geographical market and integrated wireline and wireless businesses:
•	Telefónica Spain

•	Telefónica Latin America

•	Telefónica Europe
The business activities carried out by most of the Telefónica Group companies are regulated by broad-ranging legislation, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.
In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.
(2)	BASIS OF PRESENTATION OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
The condensed consolidated interim financial statements for the six-month period ended June 30, 2011 (the “interim financial statements”) have been prepared in accordance with International Accounting Standard (IAS) 34 Interim Financial Reporting and Article 12 of Royal Decree 1362/2007, of October 19. Therefore, they do not contain all the information and disclosures required in complete annual consolidated financial statements and, for adequate interpretation, should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2010.

The accompanying interim financial statements were approved by the Company’s Board of Directors at its meeting on July 27, 2011.
Unless indicated otherwise, the figures in these interim financial statements are expressed in millions of euros and rounded.
(3)	COMPARATIVE INFORMATION
Comparative information in the accompanying interim financial statements refers to the six-month periods ended June 30, 2011 and 2010, except for the consolidated statement of financial position, which compares information at June 30, 2011 and at December 31, 2010.
The principal changes in the consolidation scope taking place in the first half of 2011, as compared to the same period of the previous year, are described in Note 6 and Appendix I.
With respect to seasonality, the historical performance of consolidated results does not indicate that the Group’s operations, taken as a whole, are subject to significant variations between the first and second halves of the year.
The main events affecting comparability of the consolidated information for the six months ended June 30, 2011 are described below.
Acquisition of Brasilcel, N.V. and corporate restructuring in Brazil
On July 28, 2010, Telefónica, S.A. and Portugal Telecom, SGPS, S.A. (“Portugal Telecom”) signed an agreement for the acquisition by Telefónica, S.A. of 50% of the share capital of Brasilcel, N.V. (“Brasilcel”) (which owned shares representing approximately 60% of Vivo Participaçoes, S.A.) owned by Portugal Telecom. This transaction was completed on September 27, 2010, terminating the joint venture agreements entered into by Telefónica and Portugal Telecom in 2002.
Vivo Participaçoes, S.A. was changed from the proportionate to full consolidation method within the scope of consolidation as of the transaction completion date.
On December 21, 2010, the merger between Telefónica and Brasilcel was registered in the Madrid Mercantile Register, with the Company becoming a direct shareholder of the Brazilian consolidated group Vivo, with 59.6% of its capital stock.
Pursuant to Brazilian legislation, on October 26, 2010, Telefónica announced a tender offer for the acquisition of voting shares of Vivo Participaçoes, S.A. (“Vivo Participaçoes”) held by non-controlling interests, representing approximately 3.8% of its capital stock. This offer was approved by the Brazilian market regulator (C.V.M.) on February 11, 2011 and, after its execution, Telefónica acquired an additional 2.7% of the Brazilian company’s capital stock, for a total of 62.3%.

In addition, on March 25, 2011 the Boards of Directors of each of the subsidiaries controlled by Telefónica, Vivo Participações and Telesp, approved the terms and conditions of a restructuring process whereby all shares of Vivo Participações that were not owned by Telesp were exchanged for Telesp shares, at a rate of 1.55 new Telesp shares for each Vivo share. These shares then became the property of Telesp, whereby Vivo Participações then became a wholly owned subsidiary of Telesp. The restructuring process was approved by the shareholders of Vivo Participações at the Extraordinary General Shareholders ’Meeting held on April 27, 2011 and by the shareholders of Telesp at the Extraordinary General Shareholders ’Meeting held on this same date.
Once the shares were exchanged, the Telefónica Group became the owner of 73.8% of Telesp which, in turn, has 100% ownership of the shares of Vivo Participações. The impact on equity attributable to equity holders of the parent arising from this transaction was an increase of 661 million euros (an increase of 984 million euros in “Retained earnings” offset by the impact of translation differences).
On June 14, 2011, the Boards of Directors of Vivo Participações and Telesp approved a restructuring plan whose objective is simplify the corporate structure of both companies and foster their integration, eliminating Vivo Participações from the corporate chain through the incorporation of its total equity into Telesp, and concentrating all mobile telephony activities in Vivo, S.A. (now a direct subsidiary of Telesp).
Approval for the transaction must be given at the General Shareholders’ Meetings of both companies.
The deal is also subject to authorization from the Brazilian telecommunications regulator. According to the transaction calendar, the restructuring process is estimated to be completed in the second half of 2011.
Extension of the strategic partnership agreement with China Unicom (Hong Kong) Limited
Expanding on the existing strategic partnership, on January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica will acquire through its subsidiary Telefónica Internacional, S.A.U. a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months from the agreement date. In recognition of China Unicom’s stake in Telefónica, the Company appointed a board member named by China Unicom approved at the General Shareholders’ Meeting held on May 18, 2011.
China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital (see note 9).
Telefónica purchased China Unicom shares during the first half of 2011 to the amount of 245 million euros. At June 30, 2011 Telefónica’s shareholding in this company amounted to 9.2% of its capital stock.

Reduction of the value of the shareholding in Telecom Italia, S.p.A.
The Board of Directors of Telco, S.p.A., at its meeting on July 6, 2011, approved a valuation adjustment to its stake in Telecom Italia, S.p.A. of up to 1.8 euros per share. The losses contributed by Telco, S.p.A. to the Telefónica Group during the first half of 2011, included under “Share of (loss) profit of associates”, totalled 505 million euros, which represents a decrease of 353 million euros in profit for the period attributable to equity holders of the parent, net of the related tax effect. This valuation adjustment does not represent a cash outflow for the Company.
Reduction of stake in Portugal Telecom
In June 2010, the Telefónica Group reduced its ownership interest in Portugal Telecom by 7.98%, resulting in cash inflow of 631 million euros from the sale of the shares. In addition, Telefónica entered into three equity swap contracts for Portugal Telecom shares with a number of financial institutions, subject to net settlement, which granted Telefónica the economic returns. The investment was no longer reflected in the scope consolidation through the equity method of accounting and was classified under “Non-current assets held for sale”.
In the first half of 2011 an orderly settlement of a portion of the aforementioned equity swap contracts was performed, which gave rise to profit of 183 million euros recognized under “Other income” in the consolidated income statement for the first half of 2011.
(4)	ACCOUNTING POLICIES
The accounting policies applied in the preparation of the interim financial statements for the six months ended June 30, 2011 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2010, except for the adoption of new standards, amendments to standards and interpretations published by the International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC), and adopted by the European Union, effective as of January 1, 2011, noted below:
•	Revised IAS 24, Related party disclosures

This revised standard includes the following changes: (i) it includes a partial exemption for entities with government shareholdings, which requires disclosures of information on balances and transactions with these entities only if they are significant, taken individually or collectively; and (ii) includes a new revised definition of a “related party”.

•	Amendments to IAS 32, Classification of rights issues

The purpose of this change is to clarify that rights issues that allow a set number of own equity instruments to be acquired for a fixed exercise price, are classified as equity, regardless of the currency in which the exercise price is denominated, provided that the issue is aimed at all holders of the same class of shares in proportion to the number of shares they already own. The adoption of these changes has had no impact on the financial position or results of the Group.

•	Improvements to IFRSs (May 2010)

These improvements establish a series of amendments to current IFRS with the aim of removing inconsistencies and clarifying wording. These amendments have had no impact on the results of financial position of the Group.

•	IFRIC 19, Extinguishing financial liabilities with equity instruments

This interpretation establishes that: (i) when the terms of a financial liability are renegotiated with the creditor and the creditor accepts the company’s equity instruments to extinguish all or part of the liability, the instruments issued are considered to be part of the consideration paid to extinguish the financial liability; (ii) these instruments must be measured at their fair value, unless this cannot be reliably estimated, in which case the valuation of the new instruments must reflect the fair value of the financial liability settled; and (iii) the difference between the carrying amount of the extinguished financial liability and the initial value of the equity instrument issued is recognized in the income statement for the period. The adoption of these criteria introduced by this new interpretation has had no impact on the financial position or results of the Group.

•	Amendments to IFRIC 14, Prepayments when there is a minimum funding requirement

This change is applied in specific situations in which the company is obligated to make minimum annual contributions to its defined benefit plan and make prepayments in order to meet this obligation. The amendment allows the company to consider the economic benefits that arise from prepayments as an asset. The adoption of these criteria has had no impact on the financial position or results of the Group.

New standards and IFRIC interpretations issued but not in effect as of June 30, 2011

At the date of preparation of these interim financial statements, the following IFRS, amendments to IFRSs and interpretations were issued but not effective as at June 30, 2011:

Mandatory application: annual
Standards and amendments		periods beginning on or after
Amendments to IAS 1	Presentation of items of other comprehensive income	July 1, 2012
Amendments to IAS 12	Deferred taxes: Recovery of underlying assets	January 1, 2012
Amendments to IFRS 7	Disclosures — Transfers of financial assets	July 1, 2011
IFRS 9	Financial instruments	January 1, 2013
IFRS 10	Consolidated financial statements	January 1, 2013
IFRS 11	Joint arrangements	January 1, 2013
IFRS 12	Disclosures of interests in other entities	January 1, 2013
IFRS 13	Fair value measurement	January 1, 2013
Revised IAS 19	Employee benefits	January 1, 2013
Revised IAS 27	Separate financial statements	January 1, 2013
Revised IAS 28	Investments in associates and joint ventures	January 1, 2013
The Group is currently assessing the impact of the application of these standards, amendments and interpretations. Based on the analyses made to date, the Group estimates that their adoption will not have a significant impact on the consolidated financial statements in the initial period of application. However, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2013.

(5)	SEGMENT INFORMATION
In accordance with the organizational scheme approved by the Company in September 2010, Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA) now form part of the consolidation scope of Telefónica Europe as of January 1, 2011 (formerly part of Telefónica Latin America). In order to facilitate a homogeneous comparison of information, the figures for 2010 were revised and reflect this new organizational scheme as of January 1, 2010.
The following table presents profit and capital expenditure information regarding the Group’s operating segments for the six months ended June 30, 2011 and 2010:

January – June 2011
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External revenues	8,580	14,066	7,513	727	30,886
Inter-segment revenues	172	51	149	(372)	—
Other operating income and expenses	(4,841)	(8,927)	(5,565)	(249)	(19,582)

Operating income before depreciation and amortization (OIBDA)	3,911	5,190	2,097	106	11,304

Depreciation and amortization	(1,049)	(2,317)	(1,515)	(75)	(4,956)

Operating income	2,862	2,873	582	31	6,348

Capital expenditures	903	2,072	708	155	3,838

January – June 2010 (revised)
	Telefónica	Telefónica	Telefónica	Other and	Total
Millions of euros	Spain	Latin America	Europe	eliminations	Group
External revenues	9,175	11,864	7,351	663	29,053
Inter-segment revenues	146	64	149	(359)	—
Other operating income and expenses	(4,944)	(7,475)	(5,429)	(300)	(18,148)

Operating income before depreciation and amortization (OIBDA)	4,377	4,453	2,071	4	10,905

Depreciation and amortization	(990)	(1,853)	(1,536)	(70)	(4,449)

Operating income	3,387	2,600	535	(66)	6,456

Capital expenditures	831	1,242	2,144	78	4,295
For the presentation of segment reporting, revenue and expenses arising from intra-group billings for the use of the trademark and management agreements have been eliminated from the operating results, while projects managed centrally are included at the regional level. These issues do not affect the Group’s consolidated results.

The following table compares segment assets, liabilities and investments in associates at June 30, 2011 and December 31, 2010:

June 2011
	Telefónica	Telefónica	Telefónica	Other and
Millions of euros	Spain	Latin America	Europe	eliminations	Total Group
Investments in associates	1	3	—	4,711	4,715

Fixed assets	14,031	44,186	28,114	1,499	87,830

Total allocated assets	21,999	61,871	35,247	5,215	124,332

Total allocated liabilities	12,225	27,919	9,928	48,212	98,284

December 2010 (revised)
	Telefónica	Telefónica	Telefónica	Other and
Millions of euros	Spain	Latin America	Europe	eliminations	Total Group
Investments in associates	1	71	—	5,140	5,212

Fixed assets	14,179	45,459	29,329	1,438	90,405

Total allocated assets	23,291	64,963	36,199	5,322	129,775

Total allocated liabilities	11,021	29,093	10,333	47,644	98,091

(6)	BUSINESS COMBINATIONS
Acquisition of Brasilcel (Vivo)
During the second half of 2010, the identifiable assets acquired and liabilities assumed at the acquisition date were recognized and measured.
These values were determined using various measurement methods for each type of asset and/or liability based on the best available information. The advice of experts has been considered in addition to the various considerations made in determining these fair values.
The provisional carrying amounts, fair values, goodwill and purchase consideration cost of the identifiable assets acquired and liabilities assumed in this transaction were as follows:

	Brasilcel, N.V.
Millions of euros	Carrying
(provisional data)	amount	Fair value
Intangible assets	3,466	8,401
Goodwill	932	N/A
Property, plant and equipment	2,586	2,586
Other non-current assets	1,921	1,953
Other current assets	3,101	3,101

Financial liabilities	(1,913)	(1,913)
Deferred tax liabilities	(828)	(2,506)
Other liabilities and current liabilities	(3,046)	(3,203)

Value of net assets	6,219	8,419
Purchase consideration cost		18,408

Goodwill	—	9,989

At the date of authorization for issue of these interim financial statements, the Group is in the process of concluding the determination of the fair value of the identifiable assets acquired and liabilities assumed. This conclusion is pending an analysis of trends in the Brazilian wireline and wireless markets and their consideration with respect to the operations the Group is defining in these markets. This analysis is expected to be completed within a maximum of twelve months from the acquisition date.
Had the acquisition taken place on January 1, 2010, the Telefónica Group’s revenues from operations and OIBDA in the six-month period ended June 30, 2010 would have been approximately 1,519 million and 549 million euros higher, respectively.
(7)	INTANGIBLE ASSETS, PROPERTY, PLANT AND EQUIPMENT AND GOODWILL
The movements in “Intangible assets” and “Property, plant and equipment” in the first half of 2011 are as follows:

	Intangible	Property, plant
Millions of euros	assets	and equipment	Total
Opening balance at December 31, 2010	25,026	35,797	60,823

Additions	1,028	2,810	3,838
Depreciation and amortization	(1,682)	(3,274)	(4,956)
Retirements/disposals	(10)	(27)	(37)
Translation differences and monetary correction	(356)	(611)	(967)
Changes in scope of consolidation, transfers, and other	256	(146)	110

Ending balance at June 30, 2011	24,262	34,549	58,811

The movement in “Goodwill” in the first half of 2011 is as follows:

Millions of euros	Goodwill
Opening balance at December 31, 2010	29,582

Translation differences and monetary correction	(560)
Other movements	(3)

Ending balance at June 30, 2011	29,019

(8)	RELATED PARTIES
Significant shareholders
The main transactions carried out between Group companies and the significant shareholders Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and Caja de Ahorros y Pensiones de Barcelona (la Caixa), and their subsidiaries, are as follows:

Revenues and expense:	January – June
Millions of euros	2011	2010
Finance costs	22	18
Leases	2	5
Receipt of services	21	9
Purchase of goods	3	17

EXPENSES	48	49

Finance income	10	13
Dividends received	11	6
Services rendered	118	107
Sale of goods (finished or in progress)	18	21
Other income	3	7

REVENUES	160	154

Other transactions	January – June
Millions of euros	2011	2010
Finance arrangements: loans and capital contributions (lender)	116	2,177
Financing arrangements: loans and capital contributions (borrower)	1,131	807
Finance leases (lessor)	6	9
Repayment or cancellation of loans and lease agreements	3	4
Guarantees and deposits given	792	378
Guarantees and deposits received	91	4
Commitments acquired	51	29
Dividends and other distributed earnings	425	356
Other transactions — derivatives (nominal volume)	16,338	11,273

Associates
The breakdown of amounts recognized in the consolidated statements of financial position and income statements related to associates is as follows:

Millions of euros	30/06/2011	31/12/2010
Investments in associates	4,715	5,212
Non-current loans to associates	3	604
Current loans to associates	628	43
Receivables from associates for current operations	72	84
Loans granted by associates	67	147
Payables to associates for current operations	90	46

	January – June
Millions of euros	2011	2010
Share of (loss) profit of associates	(534)	72
Revenue from operations with associates	270	239
Expenses from operations with associates	296	478
As described in Note 3, Telco, S.p.A. has adjusted the value of its stake in Telecom Italia, S.p.A up to 1.8 euros per share. The losses contributed by Telco, S.p.A. to the Telefónica Group during the first half of 2011, included under “Share of (loss) profit of associates”, totalled 505 million euros, which represents a decrease of 353 million euros in profit for the period attributable to equity holders of the parent, net of the related tax effect.
In addition, Telefónica purchased China Unicom shares during the first half of 2011 in the amount of 245 million euros. At June 30, 2011 Telefónica’s shareholding in this company amounted to 9.2% of its capital stock. In addition, in the first half of 2011, 21,827,499 treasury shares were sold to China Unicom within the framework of the extension of the strategic partnership agreement entered into with this company (see Note 3).

Directors’ and senior executives’ compensation and other information
Pursuant to the disclosures established in Circular 1/2008, of January 30, of the Comisión Nacional del Mercado de Valores (the Spanish national securities commission, or CNMV), on periodic reporting by issuers, the compensation and benefits paid to members of the Company’s Board of Directors in the first six months of 2011 and 2010 are as follows:

Directors:	January – June
(Thousands of euros)	2011	2010
Fixed remuneration	6,051	5,563
Variable remuneration	8,167	8,186
Attendance fees	156	159
Other (1)	1,234	1,102

TOTAL	15,608	15,010

(1)
“Other” includes amounts received for: (i) medical and dental insurance premiums; (ii) compensation for membership of the various regional advisory committees (Andalusia, Catalonia and Valencia); and (iii) contributions made by the Telefónica Group to the Pension Plan for Senior Executives (Retirement Plan).

Other benefits for directors:	January – June
(Thousands of euros)	2011	2010
Pension funds and plans: contributions	22	20
Life insurance premiums	137	127

TOTAL	159	147

In addition, the total amounts paid to senior executives of the Company, excluding those that are also members of the Board of Directors, for all items in the first six months of 2011 and 2010 are as follows.

Executives:	January – June
(Thousands of euros)	2011	2010
Total compensation paid to Directors	10,751	8,061

The variation in figures of the first half of 2011 compared to the ones of the first half of 2010 is due to the payment of the extraordinary summer salary, which in 2011 was made in June to every employee of the Company, in contrast to extraordinary summer salary payments in the past, which were made in July, as occurred in 2010.
The remuneration received by the executive officers also includes, as an extraordinary item, a contribution to the Company’s Pension Plan (Plan de Previsión Social) in favour of an executive officer which payment was pending.

(9)	SHAREHOLDER REMUNERATION
Dividends
The following dividends were distributed in the first half of 2011 and 2010:

	06/30/2011			06/30/2010
		Euros			Euros
	%	per	Amount	%	per	Amount
Millions of euros	Nominal	share	paid	Nominal	share	paid
Dividends charged to profit for the year	75%	0.75	3,394	65%	0.65	2,938

Dividends charged to distributable reserves	—	—	—	—	—	—

In addition, approval was given at the General Shareholders’ Meeting of May 18, 2011 to pay a gross 0.77 euros dividend per share outstanding, up to a maximum amount of 3,514 million euros, with a charge to unrestricted reserves. This dividend will be payable on November 7, 2011. The outstanding amount is included under “Trade and other payables” under “Current liabilities” of the accompanying interim consolidated statement of financial position.
Treasury shares
The following transactions involving treasury shares were carried out in the six months ended June 30, 2010 and 2011:

No. of shares
Treasury shares at December 31, 2010	55,204,942

Acquisitions	13,995,281
Disposals	(23,542,086)

Treasury shares at June 30, 2011	45,658,137

Treasury shares at December 31, 2009	6,329,530

Acquisitions	43,100,000

Treasury shares at June 30, 2010	49,429,530

Telefónica, S.A. directly owns all treasury shares of the Group, except 17,419 shares that are held by Telefónica Móviles Argentina, S.A.
In the first half of 2011, 21,827,499 treasury shares were sold to China Unicom within the framework of the extension of the strategic partnership agreement entered into with this company (see Note 3).
The Group held call options on 160 million and 150 million treasury shares at June 30, 2011 and 2010, respectively.
The Company also holds a derivative financial instrument on 25.64 million Telefónica shares, subject to net settlement (29.64 million shares at June 30, 2010).
On June 30, 2011, the third phase of the Telefónica, S.A. share option plan ended, which will entail the delivery of up to 5,286,980 shares to Telefónica Group managers.

(10)	FINANCIAL ASSETS AND LIABILITIES
The breakdown of financial assets and liabilities of the Telefónica Group at June 30, 2011 and December 31, 2010 is as follows:

	June 30, 2011
	Fair value through profit
	or loss					Held-to-	Total
	Held for	Fair value	Available-		Amortized	maturity	carrying
Millions of euros	trading	option	for-sale	Hedges	cost	investments	amount

Non-current financial assets	688	246	1,154	1,064	2,663	163	5,978

Equity investments	—	—	585	—	—	—	585
Long-term credits	18	246	569	—	1,181	163	2,177
Deposits and guarantees	—	—	—	—	1,840	—	1,840
Derivative instruments	670	—	—	1,064	—	—	1,734
Provisions	—	—	—	—	(358)	—	(358)

Current financial assets	95	126	342	43	4,034	570	5,210

Financial investments	95	126	342	43	840	570	2,016
Cash and cash equivalents	—	—	—	—	3,194	—	3,194

Total financial assets	783	372	1,496	1,107	6,697	733	11,188

	June 30, 2011
	Fair value through profit
	or loss				Total
	Held for	Fair value		Amortized	carrying
Millions of euros	trading	option	Hedges	cost	amount
Issues	—	—	—	38,438	38,438
Interest-bearing debt	588	—	798	20,039	21,425

Total financial liabilities	588	—	798	58,477	59,863

	December 31, 2010
	Fair value through profit
	or loss					Held-to-	Total
	Held for	Fair value	Available-		Amortized	maturity	carrying
Millions of euros	trading	option	for-sale	Hedges	cost	investments	amount

Non-current financial assets	948	211	1,194	1,630	3,423	—	7,406

Equity investments	—	—	597	—	—	—	597
Long-term credits	12	211	597	—	2,118	—	2,938
Deposits and guarantees	—	—	—	—	1,680	—	1,680
Derivative instruments	936	—	—	1,630	—	—	2,566
Provisions	—	—	—	—	(375)	—	(375)

Current financial assets	272	160	309	201	4,604	248	5,794

Financial investments	272	160	309	201	384	248	1,574
Cash and cash equivalents	—	—	—	—	4,220	—	4,220

Total financial assets	1,220	371	1,503	1,831	8,027	248	13,200

	December 31, 2010
	Fair value through profit
	or loss				Total
	Held for	Fair value		Amortized	carrying
Millions of euros	trading	option	Hedges	cost	amount
Issues	—	—	—	39,692	39,692
Interest-bearing debt	695	—	806	19,907	21,408

Total financial liabilities	695	—	806	59,599	61,100

The movements in the Group’s issues in the six months ended June 30, 2011 and 2010 are as follows:

	Balance at			Net foreign
Issues	December 31,		Repurchases or	exchange and	Balance at
Millions of euros	2010	Issues	redemptions	other differences	June 30, 2011

Debt securities issued in an EU member state, which required the registration of a prospectus	26,035	1,338	(2,262)	(2,438)	22,673

Debt securities issued in an EU member state, which did not require the registration of a prospectus	203	—	—	(11)	192

Other debt securities issued outside of EU member states	13,454	1,918	(818)	1,019	15,573

TOTAL	39,692	3,256	(3,080)	(1,430)	38,438

	Balance at			Net foreign
Issues	December 31,		Repurchases or	exchange and	Balance at
Millions of euros	2009	Issues	redemptions	other differences	June 30, 2010

Debt securities issued in an EU member state, which required the registration of a prospectus	23,716	2,163	(1,515)	83	24,447

Debt securities issued in an EU member state, which did not require the registration of a prospectus	183	—	—	37	220

Other debt securities issued outside of EU member states	11,944	2,906	(765)	2,227	16,312

TOTAL	35,843	5,069	(2,280)	2,347	40,979

The description of the main issues or cancellations in the first half of 2011 is as follows (in millions of euros):

							Outstanding
		Issue /		Transaction	Nominal	Issue	balance	Interest	Listing
Name of the issuer	ISIN code	Cancellation	Type of security	date	amount	currency	(EUR)	rate	market
Telefónica Emisiones, S.A.U.	XS058590443	Issue	Bond	02/07/2011	1,200	EUR	1,200	4.750%	London
Telefónica Emisiones, S.A.U.	US87938WAN39	Issue	Bond	02/16/2011	1,250	USD	865	3.992%	NYSE
Telefónica Emisiones, S.A.U.	US87938WAP86	Issue	Bond	02/16/2011	1,500	USD	1,038	5.462%	NYSE
Telefónica Emisiones, S.A.U.	XS058590443	Issue	Bond	03/21/2011	100	EUR	100	4.750%	London
Telefónica Emisiones, S.A.U.	XS0241945236	Cancelation	Bond	02/02/2011	(2,250)	EUR	—	3.750%	London
Telefónica Emisiones, S.A.U.	US87938WAA18	Cancelation	Bond	06/20/2011	(1,000)	USD	—	5.984%	NYSE
Telefónica, S.A.	Various	Issue	Promissory notes	Various	163	EUR	163	1.645%	AIAF
Telefónica, S.A.	Various	Cancelation	Promissory notes	Various	(63)	EUR	—	1.192%	AIAF
Telefónica, S.A.	Various	Cancelation	Promissory notes	Various	(62)	EUR	—	13.522%	AIAF
Telefónica Europe, B.V.	Various	Issue	Commercial paper	Various	2,951	EUR	2,951	1.436%	N/A
Telefónica Europe, B.V.	Various	Cancelation	Commercial paper	Various	(2,963)	EUR	—	1.052%	N/A
Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U. and Telefónica Europe, B.V.

Interest-bearing debt arranged in the first half of 2011 includes mainly the following:
•
On March 29, 2011, Atento Inversiones y Teleservicios, S.A.U. and its subsidiaries, Atento, N.V. and Atento Teleservicios España, S.A.U., entered into a four-year syndicated loan agreement totaling 235 million euros.

•
On March 31, 2011, Telefónica, S.A. drew down 218 million US dollars from the first tranche maturing on November 30, 2018 of the financing agreement entered into on February 12, 2010 for a maximum amount of 472 million US dollars guaranteed by the Swedish Export Credits Guarantee Board (EKN).

•
On May 3, 2011, Telefónica, S.A. arranged long-term financing for an amount of 376 million US dollars at fixed rates guaranteed by the export credit agencies of Finland (Finnvera). This financing entails four tranches: a tranche of 94 US dollars maturing on January 30, 2020, another of 90 million US dollars maturing on July 30, 2020, a third of 94 million US dollars maturing on January 30, 2021, and a fourth of 98 million US dollars maturing on July 30, 2021. At June 30, 2011, none of this credit had been drawn down.

•
On May 12, 2011 Telefónica, S.A. signed an amendment to the syndicated loan agreement entered into on July 28, 2010 whereby it was agreed that of the 5,000 million euros that would initially mature in July 2013, 2,000 million euros would be extended for another year, i.e. until July 2014, and another 2,000 million for a further three years, i.e. until July 2016. At June 30, 2011, this line of credit had been drawn down by 6,000 million euros.

(11)	AVERAGE NUMBER OF GROUP EMPLOYEES
The average numbers of Group employees in the first six months of 2011 and 2010 are as follows:

Average number of employees	June 2011	June 2010
Males	136,449	125,176
Females	148,640	136,473

Total	285,089	261,649

The average number of employees at the various companies of the Atento Group performing contact center activities at June 30, 2011 and 2010 was 151,474 and 135,857, respectively.
(12)	INCOME TAX
There were no significant changes in the tax charges in the accompanying comparative half-yearly income statements for the six months ended June 30, 2011 and 2010. However, the deviation in both periods, with respect to the income tax expense that would result from applying the statutory tax rates prevailing in each country where the Telefónica Group operates, is due to the existence of tax incentives and non-deductible expenses in accordance with the rulings of the various tax authorities.

(13)	OTHER INFORMATION
There were no new developments or significant changes with regard to the information on litigation and arbitration included in Note 21 to the consolidated financial statements for the year ended December 31, 2010.
Regarding the tax risks included in Note 17 to the consolidated financial statements, on June 13, 2011 the Treasury of the State of Sao Paulo initiated new proceedings against Telesp with respect to the ICMS tax (VAT-like tax on telecommunications services) for the years 2008 and 2009, joining the proceedings previously raised for various periods between 2001 and 2007. The updated cumulative amount of such proceedings, including interest, penalties and other items amounts to approximately 837 million euros.
The majority of disputed cases are currently in the judicial litigation phase; from which no additional liabilities to the Group are expected.
The main developments in the first six months of 2011 with regard to commitments and the related information thereto included in Note 21 to the consolidated financial statements for the year ended December 31, 2010 are as follows:
Agreement to acquire Acens Technologies, S.L.
On June 7, 2011 Telefónica de España, as the purchaser, and the partners of Acens Technologies, S.L., as the sellers, entered into a purchase agreement for the whole share capital of Acens Technologies, S.L.
The completion of this transaction is subject, among other conditions, to the express or constructive approval of this transaction, without conditions, by the Spanish Competition Commission. The parties have agreed to adjust the sale price subsequent to the completion thereof, in accordance with the company’s resulting cash, debt and working capital figures at the date the transaction is completed. The operation is expected to be closed in the third quarter of 2011.
Shareholding in China Unicom (Hong Kong) Limited
As described in Note 3, Telefónica and China Unicom signed an extension to their strategic partnership agreement through which each party agreed to invest the equivalent of 500 million US dollars in ordinary shares of the other party.
Telefónica has nine months from entering into the agreement to complete its acquisition, through third parties, of a number of China Unicom share corresponding to 500 million US dollars.
Guarantees provided for Ipse 2000 (Italy)
The Telefónica Group had provided guarantees for the Italian company Ipse 2000, S.p.A. (holder of a UMTS license in Italy and in which the Company has a stake through Solivella, B.V.) to ensure the amounts payable to the Italian government in connection with the grant of the license. In November 2010, the last of the ten monthly payments scheduled was made and, therefore, this guarantee expired on that date. In June 2011, the Italian government issued a release letter confirming this expiration.

The contingencies arising from the litigation and arbitration described in Notes 17 and 21 to the consolidated financial statements for the year ended December 31, 2010, as well as those previously described, have been evaluated in the preparation of the interim financial statements at June 30, 2011 in the manner described in the consolidated financial statements for the year ended December 31, 2010. The Group maintains related provisions to cover the estimated impact of the aforementioned contingencies and commitments. The total amount such provisions in respect of the commitments taken as a whole is not material.
(14)	EVENTS AFTER THE REPORTING PERIOD
The following events regarding the Group took place between the reporting date and July 27, 2011:
On July 7, 2011 Telefónica de España, S.A.U., a subsidiary of the Telefónica Group, entered into a collective agreement with the trade unions which considers, among other issues, the roll out of a collective redundancy procedure, for up to a maximum of 6,500 employees, through voluntary, universal and non-discriminatory programs All costs of the aforementioned collective redundancy procedure will be borne by the company.
In accordance with the provisional estimates made by the company, the actual cost (discounted at current rates in the interest rate swap market) of this collective redundancy procedure will amount to approximately 2,700 million euros, which will be recognized in full in 2011.
This redundancy procedure was approved by the employment authorities on July 14, 2011.
(15)	ADDITIONAL NOTE FOR ENGLISH TRANSLATION
These interim financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish language version prevails.
These interim financial statements are presented on the basis of International Accounting Standards (IAS) 34 Interim Financial Reporting and article 12 of Royal Decree 1362/2007. Consequently, certain accounting practices applied by the Group do not conform with generally accepted principles in other countries.

APPENDIX I: CHANGES IN THE CONSOLIDATION SCOPE
The main changes in consolidation scope in the first half of 2011 were as follows:
Telefónica Latin America
Telesp acquired all shares of Vivo Participações by increasing share capital with an exchange ratio of 1.55 new Telesp shares for each Vivo Participações share following approval on March 25 by the Boards of Directors of both Brazilian companies. The Telefónica Group also reached a direct and indirect shareholding over Telesp of 73.8% of the capital stock. The stake in Vivo Participaçoes has been changed from the proportionate to full consolidation method within the scope of consolidation as of the transaction completion date (September 27 2010).
In February the Costa Rican company Azules y Platas, S.A. was included in the Telefónica Group’s consolidation scope using the full consolidation method following payment by Telefónica, S.A. of 2.2 million US dollars corresponding to 100% of its initial share capital.
In April, the Spanish company Wayra Investigación y Desarrollo, S.L. was incorporated. Its corporate purpose is to identify talent in Spain and Latin American in the field of new Information and Communication Technologies (ICT) and promote its development through integral support and provide the entrepreneurs with the necessary tools and financing.
As of January 1, 2011 Telesp included GTR Participações e Emprendimentos, S.A., TVA Sul Paraná, S.A., Lemontree, S.A. and Comercial Cabo TV São Paulo, S.A. in its consolidated financial statements using the full consolidation method. Up until 2010, these companies had been included in the Company’s consolidated financial statements through the equity method of accounting.
Other companies
In accordance with the strategic partnership agreement reached by Telefónica, S.A. and China Unicom on January 23, 2011, Telefónica, S.A. increased its ownership interest in China Unicom by approximately 0.8% to 9.2% at the end of the second half of 2011. The Telefónica Group continues to account for this investment using the equity method of accounting.

INTERIM CONSOLIDATED MANAGEMENT REPORT
TELEFÓNICA GROUP
Consolidated results
The restructuring of Telefónica by business unit, Telefónica España, Telefónica Latinoamérica and Telefónica Europe, in line with the current integrated, regional management model, means that the legal structure of the companies is not relevant for the presentation of Group financial information.
Therefore, the operating results of each of these business units are presented independently, regardless of their legal structure. For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within the Telefónica consolidation scope for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This form of presentation does not affect the consolidated results of Telefónica.
In line with this organisation, Telefónica has included in the Telefónica España, Telefónica Latinoamérica and Telefónica Europe regional businesses units all information pertaining to wireline, wireless, cable, internet and Television businesses, in accordance with each location. The “Other companies” heading includes the Atento business and other holding companies and eliminations in the consolidation process.
As of 1 January 2011, and in accordance with the new organisation approved by the Company in September 2010, Telefónica Europe, on top of the businesses in the UK, Germany, Ireland, the Czech Republic and Slovakia, also includes in its consolidation perimeter Telefónica International Wholesale Services (TIWS) and Telefónica North America (TNA), whose activities are primarily focused on the provision of services to multinationals as well as the provision of global wholesale telecommunications services to international fixed and wireless voice operators, ISPs and content providers. In the fiscal year 2010 both companies were part of the consolidation perimeter of Telefónica Latinoamérica. Therefore, the results of Telefónica Europe and Telefónica Latinoamérica have been revised for the fiscal year 2010 to reflect the new organisational structure as of 1 January 2010. As this is an intragroup change, Telefónica results for 2010 are unaffected.
Also, in the context of the organisation and integrated management of the fixed and wireless businesses in Latin America, and with the objective of facilitating understanding and monitoring of the financial performance of the Company’s operations in this region and avoiding distortions which, without affecting the consolidated results of Telefónica España, may result in an erroneous interpretation of the individual performance of each of the businesses — especially at the level of operating expenses and investment -, from the first quarter of 2011 the Company has decided to publish the selected consolidated financial data corresponding to Telefónica Latinoamérica, providing breakdown by business only at a revenue level. The Company has continued to report all the operating metrics previously reported.
During the first six months of 2011 the Company focused its commercial strategy on value rather than volume, increasing efforts to improve customer satisfaction and loyalty, while fostering at the same time a strong adoption of smartphones and other mobile broadband devices in our customer base, increasing tariff segmentation and widening the range of devices available.

This strategy has led to continued growth in accesses (+6% year-on-year) to 295.0 million at the end of June 2011. By region, Telefónica Latinoamérica and Telefónica Europe, with year-on-year growth of 8% and 5% respectively, were the main contributors to the growth in Telefónica’s customer base.
•
Telefónica’s mobile accesses totalled 227.3 million by the end of the first half of 2011, up 8% year-on-year, underpinned by the sustained increase in the contract segment (+13% year-on-year ), which now accounts for 32% of the total mobile access base.

The focus of commercial efforts on higher-value customers and on new services is reflected in the contract segment’s growing contribution to total net additions, which reached 47% in the first half of 2011.

Mobile broadband accesses -accesses with a data rate attached and therefore active users of the service- reached 29.8 million at the end of June 2011. This figure represents a penetration rate of 13% of Telefónica’s mobile access base (+2 percentage points versus December 2010). Telefónica Europa reached a penetration rate of 28%, followed by Telefónica España (23%), while there is huge scope to increase penetration at Telefónica Latinoamérica (7% in June 2011).

•
Retail fixed broadband accesses reached 17.6 million, up 8% year-on-year. Bundles of voice, broadband, and television services remain key to this strategy and especially to churn control. Both in Spain and Latin America, close to 90% of retail fixed broadband accesses are bundled as part of either a dual or triple service package.

•
Pay TV accesses stood at 3.1 million at the end of the first half (+16% year-on-year), representing a pick-up in the growth rate due to the success of the commercial repositioning of the service in Latin America and the inclusion of TVA’s customers in Brazil from June.

•	Fixed telephony accesses totalled 40.7 million (-3% year-on-year).
It is important to bear in mind that Vivo has been fully consolidated since October 2010 (prior to that date, the results of Vivo were proportionately consolidated). Consequently, this has an impact on the year-on-year comparisons of Telefónica’s financial results in reported terms.
Revenues totalled 30,886 million euros in the first half of the year, up 6.3% year-on-year, pushed by the higher revenues from Telefónica Latinoamérica (+18.4% year-on-year; 20.9% year-on-year excluding Mexico) and from Telefónica Europe (+2.2% year-on-year).
By region, Telefónica Latinoamérica remained the main growth driver and was the largest contributor to revenue growth (+7.5 percentage points), which together with Telefónica Europe (+0.6 percentage points), offset the lower contribution from Telefónica España (-2.0 percentage points). This highlights the benefits of the Company’s high diversification.
In the first half, Telefónica Latinoamérica and Telefónica Europe accounted for 71% of consolidated revenues (+4 percentage points from June 2010), compared to Telefónica España’s contribution of around 28%.
Consolidated operating expenses for the first half totalled 20,306 million euros (+8.2% year-on-year in reported terms):
•
Supply costs were 8,893 million euros (+6.7% in reported terms) as a result of increased handset costs in the three regions associated with growing smartphone adoption across all markets, although this effect was partially offset by lower mobile termination rates in the three regions.

•
Subcontract expenses amounted to 6,311 million euros, up +12.5% reported, mainly as a result of the higher commercial effort in Telefónica Latinoamerica, associated to mobile and broadband accesses growth, as well as higher network management expenses.

•
Personnel expenses reached 4,139 million euros, rising +9.1%, mainly due to higher personnel expenses in Spain, after salaries review linked to 2010 CPI, in Latin America, due to in-sourcing processes developed in Brazil in 2010 and higher inflation in some markets of the region, and in Atento.

The average number of employees at the end of June 2011 was 285,089 (23,441 more than at the end of June 2010), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica’s average workforce would stand at 133,615 employees (125,792 employees in June 2010).

At the same time, Telefónica’s global projects continued to make a positive contribution to consolidated results in the first half (274 million euros in revenues and 230 million in OIBDA). In this context, and putting in value the benefits of our scale, it is worth to highlight the announcement in July that Bouygues and Etisaltat will join “Telefónica’s Partners Program”, a new initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (roaming, services to multinationals, procurement, devices, etc.).
Gains on sales of fixed assets totalled 245 million euros in the first six months of the year, including mainly the positive impact of the partial reduction of the Company’s economic exposure to Portugal Telecom (183 million euros).
Operating income before depreciation and amortization (OIBDA) for the first half stood at 11,304 million euros, with a year-on-year growth rate of 3.7%, mainly driven by the growth at Telefónica Latinoamérica (+16.6% year-on-year; +20.1% excluding Mexico) and to a lesser extent, at Telefónica Europe (+1.2% year-on-year). OIBDA margin reached 36.6% for the first half of the year (-0.9 p.p. year-on-year).
By region, the contribution of Telefónica Latinoamérica to reported OIBDA increased by 5.1 percentage points year-on-year to 46%. This, together with the contribution from Telefónica Europe, meant that 64% of consolidated OIBDA was generated outside Telefónica España in the first half of 2011.
Depreciation and amortization totalled 4,956 million euros in the first half, a year-on-year increase of 11.4% in reported terms, primarily due to the full consolidation of Vivo together with the amortization of Vivo’s purchase price allocation (171 million euros in the first half). Total depreciation and amortization charges derived from purchase price allocation processes amounted to 564 million euros in the first half (+9.3% year-on-year).
As a result, operating income (OI) in January-June 2011 amounted to 6,348 million euros, down 1.7% year-on-year.
Profit (loss) from associates stood at (534) million euros in the first half versus 72 million euros a year earlier. This year-on-year change is largely due to the non-cash impact of Telco, S.p.A.’s revision of the value of its investment in Telecom Italia. As a result, the Company has recorded a 505 million euros loss (353 million euros after the related tax effect at Telefónica, S.A.). This item is also affected by the deconsolidation of Portugal Telecom beginning in the second half of 2010 (contribution of 43 million euros in the first half of 2010) and the lower contribution from China Unicom year-on-year.

Total financial expenses up to June 2011 reached 1,165 million euros, which yield an effective cost of 4.21% over total average financial debt of 55,828 million euros in the first half of the year, including the effect from the extraordinary dividend distributed by Portugal Telecom. Compared to the same period last year, financial expenses excluding foreign exchange results decreased 0.5% year-on-year, despite the 17% increase of the average debt of the Group in the period (7,988 million euros). Debt increased mainly in currencies with low interest rates (primarily euro), which has allowed the Company to reduce the effective cost of servicing the debt by 73 basis points year-on-year. Changes in foreign exchange results up to the end of June 2011 yielded a decrease in expenses of 83 million euros year-on-year.
Free Cash Flow generated by Telefónica in the first six months of 2011 reached 3,133 million euros, an increase of 666 million euros year-on-year. Operating cash flow after working capital and gains on sale of fixed assets reached 5,506 million euros, increasing 11.0% versus January-June 2010, when the Company paid for the spectrum bought in Germany.
Net Financial Debt rose by 826 million euros from 2010 year end (55,593 million euros) to reach 56,420 million euros at the end of June 2011. Free cash flow after shareholder remuneration and financial investments and divestments made in the first six months of the year led to an increase of debt of 1,520 million euros. In addition, the depreciation of currencies versus the euro, higher interest payments with respect to those accrued in the period and other accounting effects have reduced financial debt in 694 million euros.
The leverage ratio, net debt over last twelve months’ OIBDA (including accumulated 100% of Vivo’s OIBDA over last twelve months, excluding results on the sale of fixed assets and adjusted by firm commitments relating to the Fundación Telefónica’s social welfare activities), stands at 2.49 times at June 2011, and at 2.56 including commitments.
During the first half of 2011, the financing activity of Telefónica, excluding short term Commercial Paper Programmes activity and including the extension on the Vivo syndicated facility, rose to above 8,000 million equivalent euros, with the main objective of financing in advanced 2011 debt and smoothing our debt maturity profile for 2013 at the Holding level. It is worth highlighting the financing activity of the Company during the first six months of 2011, both, in the bank and bond markets:
•	A 6 year bond issue in the euro market, for an amount of 1,200 million raised in February, increased by another 100 million euros through a private placement in March.
•
In the US, Telefonica has issued an American dollar denominated bond for an amount of 2,750 million US dollars raised in February, distributed in two tranches: 5 year 1,250 million US dollars, and a 10 year tranche of 1,500 million US dollars.

•
In the month of May, it was signed a 4,000 million euros extension on the three year tranche Vivo syndicated facility, whereby out of the 5,000 million euros initially maturing in July 2013, 2,000 million euros have been extended by one year, to July 2014, and another 2,000 million euros by three years, to July 2016.

•	In May, it was also signed a loan facility for telecom equipment purchases for an amount of 376 million dollars with the guaranty of the Finnish Export Credit Agency (Finnvera).

Telefónica S.A. and its holding companies have remained active during the first half of 2011 under its various Commercial Paper Programmes (Domestic and European), for an outstanding balance of 1,743 million euros at the end of June.
Regarding Latin America, Telefónica’s subsidiaries have tapped the capital markets up to June for an amount of approximately 700 million equivalent euros, mainly for refinancing 2011 maturities.
At the end of June 2011, bonds and debentures represented 62%, on the consolidated financial debt breakdown, while debt with financial institutions reached a 38% weight.
Corporate income taxes in the first half totalled 1,271 million euros, which, over an income before taxes amounting to 4,649 million euros, results in an effective tax rate of 27.3%, although fiscal effects derived from the acquisition of Vivo have not yet been produced.
Profit attributable to minority interests dragged 216 million euros from net income in the first half, mainly due to minority interests in earnings from Vivo — with a material increase versus the first half of 2010 due to the change in the consolidation method and the sound performance of the Company’s net income-, Telesp and Telefónica Czech Republic, which more than offset the minority interests in Telefónica Telecom’s losses.
As a result, consolidated net income amounted to 3,162 million euros (compared with 3,775 million euros in the first half of 2010) and basic earnings per share stood at 0.70 euros. Both items were affected by the non-cash impact from the revision of the value of Telco SpA’s stake in Telecom Italia mentioned before.
CapEx stood at 3,838 million euros in the first half of the year (-10.6% year-on-year). It is worth mentioning that the CapEx reported in the first half of 2011 includes the spectrum costs in Brazil and Costa Rica, both granted in 2010, while first-half CapEx in 2010 included basically the investment in spectrum in Germany in the second quarter. The Company continues to focus its investments on growth and transformation projects (80% of total investment), fostering the development of fixed and mobile broadband services. It should be noted that that the year-on-year growth in the first half cannot be extrapolated to the full year given the different levels of execution of CapEx in both years.
Consequently, operating cash flow (OIBDA-CapEx) totalled 7,466 million euros in the first half.

Risks and uncertainties
The Telefónica Group’s business is impacted by both risk factors that exclusively affect the Group and other factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company in the second half of 2011, which could affect its business, financial position and results, did not change significantly with respect to those described in the Company’s management report for 2010 and are as follows:
I. Group related risks
• Country risk (investments in Latin America). At June 30, 2011, approximately 49.8% of the Group’s assets were located in Latin America. In addition, around 45.5% of its revenues from operations in the first half of 2011 are derived from its Latin American operations. At June 30, 2011 approximately 59.3% of its assets and 50.5% of the income from the Latin American segment were derived from its Brazil operations. The Telefónica business is especially sensitive to any of the risks related to Latin America described in this section, particularly if they affect or arise in Brazil.
The Group’s investments and operations in Latin America (including the revenues generated by the Group’s operations in these countries, their market value, and the dividends and payments of management fees) are subject to various risks linked to the economic, political and social conditions of these countries, collectively denominated “country risk”, including risks related to the following:
•
government regulation or administrative polices may change unexpectedly and negatively affect the economic conditions or business environment in which it operates, and, therefore, our interests in such countries;

•	currencies may be devalued or may depreciate or currency restrictions and other restraints on transfer of funds may be imposed;
•
the effects of inflation and/or local currency devaluation may lead certain subsidiaries to a negative equity situation, requiring them to undertake a mandatory recapitalization or commence dissolution proceedings;

•	governments may expropriate or nationalize assets or increase their participation in the economy and companies;
•	governments may impose burdensome taxes or tariffs;
•	political changes may lead to changes in the economic conditions and business environment in which we operate; and
•	economic downturns, political instability and civil disturbances may negatively affect the Telefónica Group’s operations in such countries.
In addition, the Telefónica Group’s operations are dependent, in many cases, on concessions and other agreements with existing governments in the countries in which it operates. These concessions, including their renewals, may be affected by economic and political instability, altering the terms and conditions under which it operates in these countries.

• Management of foreign currency and interest rate risk. The Telefónica Group’s business is exposed to various types of market risks, including the impact of changes in interest rates or foreign currency exchange rates, as well as the impact of changes of counterparty credit risk in treasury operations or in some structured financed transactions entered into. The Telefónica Group employs risk management strategies to manage this risk, in part through the use of financial derivatives, such as foreign currency forwards, currency swap agreements and interest rate swap agreements. If the financial derivatives market is not sufficiently liquid for the Group’s risk management purposes, or if it cannot enter into arrangements of the type and for the amounts necessary to limit the exposure to currency exchange-rate and interest-rate fluctuations, or if banking counterparties fail to deliver on their commitments due to lack of solvency or otherwise, such failure could adversely affect the financial position, results of operations and cash flow of the Group. Also, Telefónica’s other risk management strategies may not be successful, which could adversely affect its financial position, results of operations and cash flow. Finally, if the rating of counterparties in treasury investments or in structured financed transactions deteriorates significantly or if these counterparties fail to meet their obligations to the Company, the Telefónica Group may suffer loss of value in its investments, incur in unexpected losses and/or assume additional financial obligations under these transactions. Such failure could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
• Current global economic situation. The Telefónica Group’s business is impacted by general economic conditions and other similar factors in each of the countries in which it operates. The uncertainty about the economic recovery may negatively affect the level of demand of existing and prospective customers, as customers may no longer deem critical the services offered by the Group. Other factors that could influence customer demand include access to credit, unemployment rates, consumer confidence and other macroeconomic factors. Specifically, in this respect the continuation of recession in Spain, according to the forecasts contained in the Spanish economic ministry’s Stability Program for 2009-2013, could have an adverse affect on the Telefónica Group’s results in Spain.
In addition, there could be other possible follow-on effects from the economic crisis on the Group’s business, including insolvency of key customers or suppliers. In general terms, a loss of customers or a decline in sales could have an adverse effect on the Telefónica Group’s financial position, results of operations and cash flow and may therefore negatively affect the ability to meet growth targets.
• Dependence on external sources of financing. The performance, expansion and improvement of networks, the development and distribution of the Telefónica Group’s services and products require a substantial amount of financing. Moreover, the Telefónica Group’s liquidity and capital resource requirements may increase if the Company participates in other fixed line or wireless license award processes or makes acquisitions. There are also other major capital resource requirements relating to, among other things, the development of distribution channels in new countries of operations and the development and implementation of new technologies.
If the ability to generate cash flow were to decrease, whether due to an economic and financial crisis or otherwise, the Telefónica Group may need to incur additional debt or raise other forms of capital to support liquidity and resource requirements for the sustained development and expansion of the business.

The performance of the financial markets in terms of liquidity, cost of credit, access and volatility, continues to be overshadowed by persistent uncertainty regarding certain factors such as the pace of the economic recovery, the health of the international banking system, the increasing concerns regarding the burgeoning deficits of some governments, etc. Worsening conditions in international financial markets due to any of these factors may make it more difficult and expensive for the Telefónica Group to refinance its debt or take on additional debt if necessary.
In addition, the capacity to raise capital in the international capital markets would be impaired if Telefónica’s credit ratings were downgraded, whether due to decreases in cash flow or otherwise. Moreover, the current market conditions could make it harder to renew existing undrawn bilateral credit lines, 25% of which, at June 30, 2011, initially mature prior to June 30, 2012. The current financial crisis could also make it more difficult and costly for the Company’s current shareholders to launch rights issues or ask key investors for equity investments, if further funds were needed for the Company to pursue its business plans.
Risks related to our industry
• Highly competitive markets. The Telefónica Group faces significant competition in all of the markets in which it operates. Therefore, it is subject to the effects of actions by competitors in these markets. These competitors could:
•	offer lower prices, more attractive discount plans or better services or features;
•	develop and deploy more rapidly new or improved technologies, services and products;
•	launch bundle offerings of one type of service with others;
•	in the case of the mobile industry, subsidize handset procurement; or
•	expand and extend their networks more rapidly.
Furthermore, some of these competitors in certain markets have, and some potential competitors may enjoy, in certain markets, competitive advantages, including the following:
•	greater brand name recognition;
•	greater financial, technical, marketing and other resources;
•	dominant position or significant market power;
•	better strategic alliances;
•	larger customer bases; and
•	well-established relationships with current and potential customers.
To compete effectively with these competitors, the Telefónica Group needs to successfully market its products and services and to anticipate and respond to various competitive factors affecting the relevant markets, such as the introduction of new products and services by its competitors, pricing strategies adopted by its competitors, changes in consumer preferences and in general economic, political and social conditions. The Telefónica Group’s inability to effectively compete could result in price reductions, lower revenues, under-utilization of the Group’s services, reduced operating margins and loss of market share. Any of these circumstances could negatively affect the Telefónica Group’s financial position, results of operations and cash flow.

• Highly regulated markets. As a multinational telecommunications company that operates in regulated markets, the Telefónica Group is subject to different laws and regulations in each of the jurisdictions in which it provides services and in which supranational (e.g. the European Union), national, state, regional local authorities intervene to varying degrees and as appropriate. This regulation is particularly strict in some of the countries in which the Company holds a dominant position. In this respect, the regulatory authorities regularly intervene in both the wholesale and retail offering and pricing of the Telefónica Group’s products and services.
Furthermore, the regulatory authorities could also adopt regulations or take other actions that could adversely affect the Telefónica Group, including revocation of or failure to renew any of its licenses, changes in the spectrum allocation or the grant of new licenses, authorizations or concessions to competitors to offer services in a particular market. They could also adopt, among others, measures or additional requirements to reduce roaming prices and fixed and/or mobile termination rates, force Telefónica to provide third-party access to its networks and impose economic fines for serious breaches. Such regulatory actions or measures could place significant competitive and pricing pressure on the Group’s operations, and could have a material adverse effect on the Telefónica Group’s financial position, results of operations and cash flow.
In addition, since the Telefónica Group holds a leading market share in many of the countries where it operates, the Group could be affected by regulatory actions of antitrust or competition authorities. These authorities could prohibit certain actions, such as making further acquisitions or continuing to engage in particular practices or impose fines or other penalties on the Company, which, if significant, could result in loss of market share and/ or harmful to future growth of certain businesses.
Specifically, the regulatory landscape in Europe will change as a consequence of the approval in 2009 of the European Union’s common regulatory framework, (which had to be transposed into national law by member states by May 2011, despite the fact that at the date of preparing this document, the European countries in which the Group operates are still in the process of transposing this community law). The regulatory principles established for Europe suggest that the new frameworks in each Member State could result in increased regulatory pressure on the local competitive environment. This framework supports the adoption of measures by national regulators, in specific cases and under exceptional conditions, establishing the functional separation between the wholesale and retail businesses of operators with significant market power and vertically integrated operators, whereby they would be required to offer equal wholesale terms to third-part operators that acquire these products. The transposition of this new regulatory framework into Spanish law, or into the law of any countries in the Company operates, may force a change the internal organizational structure in those countries, which could give rise to additional expenses for the Group. The Company may also face new regulatory initiatives in the area of mobile termination rates and the provision of audiovisual content and services.
In some European countries, the Telefónica Group may also face increased pressure from regulatory initiatives aimed at reallocating spectrum rights of use and changing the policies regarding spectrum allocation which could lead to new procedures for awarding spectrum in Europe.

Finally, the recommendation on the application of the European regulatory policy to next-generation broadband networks drawn up by the European Commission could play a key role in the incentives for operators to invest in net fixed broadband networks in the short and medium term, thus affecting the outlook for the business and competition in this market segment. The European Commission is currently drafting respective recommendations on cost accounting and non-discrimination which could apply more regulatory pressure to fixed operators.
• Services are provided under licenses or concessions. Most of Telefónica’s operating companies require licenses, authorizations or concessions from the governmental authorities of the various countries. These licenses, authorizations and concessions specify the types of services Telefónica is permitted to offer under each circumstance.
The terms of licenses, authorizations and concessions are subject to review by regulatory authorities in each country and to possible interpretation, modification or termination by these authorities. Moreover, authorizations, licenses and concessions, as well as their renewal terms and conditions, may be directly affected by political and regulatory factors.
The terms of these licenses, authorization and concessions and the conditions of the renewals of such licenses, authorizations and concessions vary from country to country. Although license, authorization and concession renewal is not usually guaranteed, most licenses, authorizations and concessions do address the renewal process and terms, which is usually related to the fulfillment of the commitments that were assumed by the grantee. As licenses, authorizations and concessions approach the end of their terms, the Telefónica Group intends to pursue their renewal to the extent provided by their respective agreements, though the Group cannot guarantee that it will always complete this process successfully, and occasionally and under certain circumstances may operate under the terms and conditions of previous licenses, authorizations and concessions during the renewal process that are technically expired. In the event the renewal processes are not completed satisfactorily according to the Company’s interests, the Group’s operations, financial position, results and cash flow may be adversely affected. Many of these licenses, authorizations and concessions are revocable for public interest reasons. The rules of some of the regulatory authorities with jurisdiction over the Telefónica Group’s operating companies require them to meet specified network build-out requirements and schedules. In particular, Telefónica’s existing licenses, authorizations and concessions typically require it to satisfy certain obligations, including, among others, minimum specified quality standards, service and coverage conditions and capital investment. Failure to comply with these obligations could result in the imposition of fines or revocation or forfeiture of the license, authorization or concession. In addition, the need to meet scheduled deadlines may require Telefónica Group operators to expend more resources than otherwise budgeted for a particular network build-out.
• Markets subject to constant technological development. The Telefónica Group’s future success depends, in part, on the ability to anticipate and adapt in a timely manner to technological changes. New products and technologies are constantly emerging, while existing products and services continue to develop. This need for constant technological innovation can render obsolete the products and services the Telefónica Group offers and the technology it uses, and may consequently reduce the revenue margins obtained and require investment in the development of new products, technology and services. In addition, the Company may be subject to competition in the future from other companies that are not subject to regulation as a result of the convergence of telecommunications technologies. As a result, it may be very expensive for the Telefónica Group to develop the products and technology it needs in order to continue to compete effectively with new or existing competitors. Such increased costs could adversely affect the Telefónica Group’s financial position, results of operations and cash flow.

The Telefónica Group must continue to upgrade its existing mobile and fixed line networks in a timely and satisfactory manner in order to retain and expand the customer base in each of its markets, to enhance its financial performance and to satisfy regulatory requirements. Among other things, the Telefónica Group could be required to upgrade the functionality of its networks to achieve greater service customization, to increase coverage of some of its markets, or expand and maintain customer service, network management and administrative systems.
Many of these tasks are not entirely under the Telefónica Group’s control and could be constrained by applicable regulation. If the Telefónica Group fails to execute these tasks efficiently, its services and products may become less attractive to new customers and the Company may lose existing customers to its competitors, which would adversely affect the Telefónica Group’s financial position, results of operations and cash flow.
• Limitations on spectrum capacity could be costly and curtail growth. Telefónica’s mobile operations in a number of countries may rely on the availability of spectrum. The Company’s failure to obtain sufficient or appropriate capacity and spectrum coverage, and the related costs of obtaining this capacity, could have an adverse impact on the quality of services and on the Company’s ability to provide new services, adversely affecting the Group’s financial position and results of operations.
• Supplier failures. The Telefónica Group depends upon a small number of major suppliers for essential products and services, mainly network infrastructure and mobile handsets. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers fail to deliver products and services on a timely basis, this could have an adverse impact on the Telefónica Group’s businesses and the results of its operations. Similarly, interruptions in the supply of telecommunications equipment for its networks could impede network development and expansion, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements.
• Risks associated with unforeseen network interruptions. Unanticipated network interruptions as a result of system failures whether accidental or otherwise, including due to network, hardware or software failures, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, fines or other types of measures imposed by regulatory authorities and could harm the Telefónica Group’s reputation. Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and building security. However, these measures are not effective under all circumstances and it is not possible to foresee every incident or action that could damage or interrupt the Telefónica Group’s networks. Although the Telefónica Group carries business interruption insurance, its insurance policy may not provide coverage in amounts sufficient to compensate it for any losses it may incur.
• Electromagnetic radio emissions and possible health risks. Currently, there is significant public concern regarding alleged potential effects of electromagnetic fields, emitted by mobile telephones and base stations, on human health.

This social concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service and affected the deployment criteria of new networks. These and other regulatory interventions that may arise in the future may adversely affect the Group’s business, financial position, results and cash flow.
In May 2011, the specialized body of the World Health Organization for research on cancer (IARC) classified electromagnetic fields of mobile telephony as “possibly carcinogenic”, a classification which also includes products such as coffee and pickled foods. The World Health Organization subsequently indicated, in fact sheet no. 193 published in June 2011, that to date it cannot be confirmed that the use of a mobile telephone has adverse effects on health, although it also announced that in 2012 an official assessment of this risk will be conducted, taking into account all scientific evidence available.
Regardless of the scientific evidence that may be obtained and even though the Telefónica Group has considered these risks and has an action plan coordinated among the different departments and operations of all countries in which it provides services, assuring the compliance with codes of good practices and relevant regulations, this concern regarding the electromagnetic fields, may affect the Company’s capacity to capture or retain customers or discourage the use of the mobile telephone and should not be disregarded.
• Risk of asset impairment. The Telefónica Group reviews on an annual basis, or more frequently where the circumstances require, the value of each of its assets and cash-generating units, to assess whether the carrying values of such assets and subsidiaries can be supported by the future cash flows expected, including, in some cases synergies included in acquisition cost. Changes in the regulatory, business, economic or political environment may result in the need to introduce changes to the estimates made or recognize impairment losses in goodwill, intangible assets or fixed assets. Though the recognition of impairments of items of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the Telefónica Group’s results of operations.
I. Other risks
• Litigation and other legal proceedings. The Telefónica Group is party to lawsuits and other legal proceedings in the ordinary course of its business, the financial outcome of which is generally uncertain. Litigation and regulatory proceedings are inherently unpredictable. An adverse outcome in, or any settlement of, these or other proceedings (including any that may be asserted in the future) could result in significant costs and may have a material adverse effect on the Telefónica Group’s business, financial position, results of operations and cash flow.

RESULTS BY REGIONAL BUSINESS UNITS
Telefónica España
In the first half of the year, Telefónica España’s businesses continued to be shaped by weak consumer consumption in Spain combined with intense competition.
Against this backdrop, the Company continued to focus its commercial strategy on high-value customers, stepping up efforts aimed at improving customer satisfaction and increase retention levels. As a consequence, churn improved across businesses in the second quarter.
In parallel with this commercial strategy, the Company reduced the commercial resources devoted to customer acquisition leading to a year-on-year drop in net additions across all services.
By the end of June 2011, Telefónica España managed a total of 47.4 million accesses (+0.5% year-on-year), being noteworthy the steady growth in mobile contract customers (+6% year-on-year) and the continued expansion of mobile broadband accesses, which were 1.5 times higher than in June 2010. In the wireline business, retail fixed broadband internet accesses rose by 1% year-on-year, while the number of Pay TV customers increased 5% year-on-year.
Revenues in the first half of 2011 totalled 8,752 million euros (-6.1% year-on-year), mainly as a result of lower ARPUs across services due to reduced customer usage and intense price pressure.
In the wireline business it is worth to highlight the positive performance posted by IT (+14.6% year-on-year in the first half) and data revenues (+6.0% year-on-year). Highlights of the mobile business include a sharp rise in data revenues, +11.4% in the first half, due to robust growth in non-P2P SMS revenues (+23.7% year-on-year in the first half).
Meanwhile, operating expenses totalled 5,015 million euros in the first half of 2011, down 1.5% year-on-year. Breakdown by component is the following:
•	Supplies totalled 2,009 million euros in the first half of 2011, posting a 1.6% year-on-year decrease mainly due to the lower mobile interconnection costs.
•	Subcontract expenses fell by 1.1% year-on-year to 1,491 million euros, reflecting a slowdown in commercial activity.
•
Personnel expenses amounted to 1,261 million euros in the first half, with a year-on-year increase of 3.2%, as a result of the wage adjustment to 2010 CPI. Telefónica España’s headcount stood at 35,390 employees at the end of the first half.

•	Taxes fell by 24.7% year-on-year to 176 million euros, as a consequence of the Company’s revenue performance.
•	Bad debt provisions which amounted to 0.9% of revenues, totalled 78 million euros in the first half of the year, down 9.9% year-on-year, reflecting efforts to improve bad debt recovery levels.
As a result, OIBDA reached 3,911 million euros in the first half (-10.6% year-on-year), primarily reflecting the loss of higher-margin revenues and leaving the OIBDA margin at 44.7% (-2.3 percentage points year-on-year).

The Company’s commitment to offer high-quality services amid a background of strong growth in data traffic, both fixed and mobile, led to an 8.7% year-on-year increase in CapEx in the first half to 903 million euros.
Operating cash flow totalled 3,008 million euros in the first half of 2011(-15.2% year-on-year).
Moreover, it should be mentioned that in early July Telefónica España reached a wide-ranging three-year Social Agreement with the unions. The Agreement includes a Redundancy Plan involving up to 6,500 employees at the wireline business through 2013, which is voluntary, universal and non-discriminatory, and has already been approved by labour authorities. It also includes a new Collective Agreement for 2011-2013 which, for the first time, include salaries reviews linked to the Company’s OIBDA targets.
The current value of the cost of the Redundancy Plan before taxes is estimated to be approximately 2,700 million euros (around 415,000 euros per employee), which will be booked as personnel expenses in the current year. The Company’s results over the next few years will benefit from higher efficiency in personnel expenses, with a positive impact on cash flow generation from year one.
Commercial activity and revenue performance by business unit
Wireline business
At the end of June 2011, the Company managed a total of 15.8 million wireline accesses (retail wireline telephony access, wholesale line rental -AMLT-, fully unbundled loops and naked wholesale ADSL), a slight drop of 1% year-on-year.
Retail wireline telephony accesses stood at 12.7 million in June 2011 (-7% year-on-year), affected by a slower market growth environment and the unbundling of loops. Nonetheless, 66% of the loss in retail accesses was offset by net growth in wholesale accesses, which continue to generate revenues for the Company.
Retail fixed broadband internet accesses at Telefónica España rose 1% year-on-year to nearly 5.7 million in June 2011. The Company’s commercial strategy to focus on “value” combined with a more selective targeting for new customers in a highly competitive environment resulted in a lower volume of gross additions and a net loss of accesses in the period. The Company’s estimated access market share exceeded 51%, with nearly 90% of retail fixed broadband accesses included in double or triple play offers.
Pay TV accesses totalled 785 thousand at the end of June, with a year-on-year increase of 5%.
In the wholesale business, indirect broadband accesses reached 652 thousand to June 2011 (+40% year-on-year), while growth in unbundled loop leases continued to slow (+14% year-on-year), to nearly 2.7 million. Of these, 92% are full unbundled (including 685 thousand naked shared loops), and the rest are shared loops.
Revenues in the first half of 2011 amounted to 5,353 million euros (-5.9% year-on-year). The following is a breakdown by component:
•	Traditional access revenues fell 9.2% year-on-year, due to the decline in the number of accesses and the lower average revenue per line.

•	Voice service revenues decreased by 10.5% year-on-year in the first half, affected by lower traffic and the growing weight of traffic flat-rates.
•	Internet and broadband revenues fell by 5.5% year-on-year in the first half :
•	Retail broadband revenues fell 10.5% year-on-year, mainly due to the drop in effective ARPU (-12.0% year-on-year).

•	Wholesale revenues rose 27.3% year-on-year.
•	Data revenues grew 6.0% year-on-year in the first half. Excluding revenues from Telefónica España’s wireless business, data revenues would have been flattish year-on-year.

•	IT services revenues in the first six months of 2011 climbed 14.6% year-on-year.
Wireless business
At the end of June 2011, the estimated penetration in the Spanish mobile telephony market stood at 126%.
Against a backdrop of strong price-oriented competition, the Company continued to focus on selectively targeting new customers according to their value potential. It also put renewed emphasis on further developing and increasing the loyalty of its existing, highest-value customers.
It is noteworthy the steady growth posted by contract gross additions in the first half of the year (+12% year-on-year) and positive performance in churn in this segment compared with previous months, at 1.7% This performance translated into total net additions of 60 thousand accesses in the first half, being noteworthy contract net additions that reached 272 thousand accesses.
Consequently, contract accesses rose 6% from June 2010, accounting for more than 68% of the Company’s total accesses (+2 percentage points year-on-year) and totalling 24.4 million (+2% from June 2010).
Mobile broadband penetration increase remains one of the Company’s key priorities. By the end of June 2011, more than 23% of mobile accesses included this service (+7 percentage points year-on-year; +4 percentage points from December 2010).
Traffic continued to reflect lower customer usage, dropping 2.2% year-on-year.
Total ARPU stood at 23.2 euros in the first half, down 9.3% year-on-year.
Voice ARPU (-14.0% year-on-year in the first half) continued to be shaped by declining usage, lower mobile termination rates (-19.2% following the cuts effective from April 2011) and ongoing pressure on retail prices.
On the contrary, it is especially remarkable the sustained positive performance of data ARPU continued, growing year-on-year 8.9%. Data ARPU now accounts for 25% of total ARPU (+4 percentage points year-on-year), fuelled by rapid growth in mobile broadband.
Data revenues registered a solid 11.4% year-on-year increase in the first half, and accounting for more than 24% of mobile service revenues (+4 percentage points year-on-year). Revenues from non-P2P SMS services continued to drive growth at the data business, rising 23.7% year-on-year in the first half to account for 73% of data revenues (+7 percentage points year-on-year).

Revenues reached 3,955 million euros in the first half of 2011, with a year-on-year decrease of 6.1%.
•	Mobile service revenue totalled 3,329 million euros in the first half, a year-on-year decrease of 7.9%, affected by lower usage and a drop in prices.
•	Customer revenues fell 7.2% year-on-year due to lower usage and intense competition.
•	Interconnection revenues dropped 16.4% year-on-year in the first half.
•	Roaming-in revenues fell 8.8% year-on-year in the first half of the year, hit by the cut in mobile termination rates in July 2010 and lower traffic.
•	Revenues from handset sales rose to 626 million euros in the first half of the year, a year-on-year increase of 4.3%, due to higher “smartphones” sales.

RESULTS BY REGIONAL BUSINESS UNITS
TelefónicA Latinoamérica
Latin American business continued to grow at a fast pace in the first half of 2011, with domestic demand cementing its role as the main driver for this dynamism, along with increasing investment and private consumption. Brazil remains leading Latin America expansion being the main region’s growth driver.
Telefónica consolidates the growth of its Latin American customer base, to a total of 190.4 million accesses (+8% year-on-year).
Highlights of key trends in the wireless telephony business in the first six months of 2011 include:
•	Estimated penetration in Latin America rose to 103% (+10 percentage points year-on-year).
•
Telefónica’s mobile accesses in the region rose by 10% year-on-year to 155.5 million, due to the differential profile of Company’, underpinned by a sharp rise (+21%) in contract accesses, which account for 21% of total accesses (+2 percentage points year-on-year).

•	Net additions in the first half totalled 6.3 million accesses, of which 40% were contract accounts.
•	Mobile broadband penetration still enjoys strong growth potential, reaching 7% of Telefónica’s total mobile accesses (+2 percentage points from December 2010).
•	Churn at 2.7% in the first half, with significantly lower levels of contract churn.
•	Traffic managed climbed 11% year-on-year in the first half, a growth that exceeds customer growth.
•
Data revenues continued to show strong dynamism rising 31% year-on-year to June. Data revenues accounted for 25% of mobile services in the first half (+4 percentage points year-on-year), further securing their role as a key driver of revenue growth.

•	ARPU confirmed a positive trend supported by the growth of outgoing ARPU (+2.1% year-on-year). This evolution highlights the differential profile of Telefónica’s customer base in the region.
Highlights of the fixed-telephony business include the following:
•	Telefónica managed 34.8 million fixed-line accesses in the region at the end of June 2011 (+2% year-on-year).
•	The focus on bundling and broadband is reflected in that 70% of wireline accesses is already including some type of bundled service, while 90% of broadband accesses have a 2P or 3P offer.
•	In the broadband segment, the Company managed 7.9 million accesses (+14% year-on-year) in the first half of the year following net additions of 418 thousand.

•
In Pay TV, the customer base stood at 2.1 million, including TVA customers in Brazil, while net additions in the first half stood at 315 thousand accesses (165 thousand excluding TVA customers), which reflect the success commercial refocus of this service.

•	Traditional fixed-telephony accesses totalled 24.2 million through June 2011, a slight year-on-year decrease of 1%.
It should be noted that Telefónica Latinoamérica’s reported year-on-year financial results reflect the full consolidation of Vivo from the fourth quarter of 2010 (previously this company’s results were proportionately consolidated).
Particularly noteworthy was the solid growth across the operations, despite a lower contribution from the business in Mexico and regional projects vs. the first half of 2010 (-92 million euros in the year-on-year comparison in revenues and OIBDA in the first half).
First-half revenues totalled 14,117 million euros, a year-on-year growth of 18.4%.
Brazil consolidated its role as the region’s main market, accounting for 50% of first-half revenues. Similarly, Brazil is Telefónica’s top Latin American market by contribution to revenue growth (+18.8 p.p.). Following Brazil, Argentina (11%), Chile (8%), Venezuela (8%), Peru (7%) and Mexico (6%) are Telefónica’s next-largest markets by revenue.
Operating expenses (9,198 million euros in the first half) rose 19.5% year-on-year:
•
Supply expenses increased by 14% year-on-year to 3,622 million euros, impacted by higher expenses in circuits, sites, towers and content providers associated to new services. Handset costs increased in countries as Argentina, Venezuela and Peru mainly due to the higher commercial activity and the higher end handsets as smartphones.

•
Subcontract expenses reached 3,730 million euros rising 28.4% year-on-year in the first half. This evolution reflects the increase of network associated resources and systems and the stronger effort on customer care and commissions, both in fixed and wireless operations.

•
Personnel expenses totalled 1,261 million euros rising 27.2% and remain affected by the internalization process developed in Brazil in 2010 which generated costs savings in other operating expenses, and by the increase in inflation in some markets of the region.

OIBDA amounted to 5,190 million euros, up 16.6% year-on-year. Excluding the contribution of the Mexican business OIBDA growth of Telefónica Latinoamérica remains its accelerating trend to reach 20.1% year-on-year growth.
The Company maintains high efficiency ratios amid an intensely competitive environment, with an OIBDA margin of 36.8% (-0.6 percentage point reported) despite a low margin in Mexico and the lower contribution from high-margin regional projects in 2011.
CapEx in the first six months of 2011 totalled 2,072 million euros (+66.8% reported), mainly devoted to growth in mobile broadband, improvements in 3G capacity and coverage and to broadband service at fixed operators. It is worth noting that CapEx was affected by the registration in the first-half of 2011 of the wireless spectrum in Brazil for 355 million euros granted in 2010 and by the spectrum acquisition in Costa Rica for 68 million euros.
Operating cash flow stood at 3,117 million euros (-2.9% reported).

BRAZIL (year-on-year variations in local currency)
Brazil maintains a solid economic growth, fuelled by strong consumer spending, enhancing the country’s role as the driver of Latin American growth.
Amid this positive environment, Telefónica remains the market leader, capitalising on the benefits accruing from the integration of the Company’s mobile and fixed operations, which have accelerated the pace of the growth trend achieved in previous quarters.
Telefónica in Brazil managed 79.8 million accesses at the end of June 2011, up 12% year-on-year, underpinned by the continued pace of growth in wireless accesses (+14% year-on-year) and fixed broadband accesses (+17% year-on-year).
It should be noted that reported year-on-year financial results reflect the full consolidation of Vivo from October 2010 (previously this company’s results were proportionately consolidated). Similarly, TVA has been fully consolidated since June 2011, with retroactive effects since January, contributing 150 thousand Pay TV accesses, 33 million euros in revenue and 10 million euros in OIBDA to first-half 2011 results.
Telefónica’s Brazilian revenues totalled 7,123 million euros in the first half, a year-on-year rise of 40.4%.
Operating expenses were 4,633 million euros in the first half rising 37.6% year-on-year:
•
Supply expenses grew by 20.2% year-on-year to 1,742 million euros. Taking out the full consolidation of Vivo the result would have been a decline due to commercial cost savings mainly in the wireless business despite the strong competitive environment and the intense commercial activity.

•
Personnel expenses rose 59.8% year-on-year to 527 million euros due to the increased in the number of employees mainly related with the in sourcing processes developed in 2010 and which generate cost savings in other operating costs.

•	Subcontract expenses increased by 51.9% year-on-year to 2,072 million euros, mainly due to rising customer care and management associated with the growth of mobile and broadband customers.
OIBDA in the first half (2,661 million euros), showed also an acceleration in the growth rate to 58.3% year-on-year in the first half, reaching high profitability ratios, OIBDA margin remains enhancing to 37.4%, gaining +2.2 percentage points year-on-year.
CapEx stood at 1,120 million euros in the first half, and includes in the second quarter the cost of the spectrum granted in 2010 (355 million euros). Stripping out this impact, CapEx advanced 42.6% year-on-year. First-half operating cash flow was 1,541 million euros (+55.6% year-on-year, excluding the spectrum acquisition).
Commercial activity and revenue performance by business unit
Wireless business
Estimated penetration in the Brazilian wireless market stood at 112% at the end of June 2011, up 16 percentage points year-on-year.

In the second quarter, and despite operating in a strong competitive environment, the Company continued to draw improvements coming from its integrated management model, with excellent customer satisfaction levels. It simultaneously positioned itself as a clear technology and quality leader focused on new businesses and services.
At the end of June, the Company managed 64.0 million accesses with a year-on-year increase of 14%, as first-half net additions totalled 3.8 million accesses. Vivo’s market share stood at 29.5%.
It should be noted the Company’s determination to enhance the quality of the customer base, reflected in a 25% year-on-year increase of contract customers, which now account for 22% of the customer base, (+2 percentage points year-on-year). The contract segment accounted for 43% of total net additions in the first half of the year, reaching a 45% share of market contract net additions in the first half and boosting the contract segment’s market share to 36.1% to June 2011 (+2 percentage points year-on-year).
Churn stood at 2.8% in the first half, slightly higher year-on-year due to higher churn in the prepay segment.
Traffic climbed 17% year-on-year in the first half, driven mainly by on net and long distance traffic.
ARPU remains stable (-0.7%). The shift illustrates the success of two core principles underlying Vivo’s strategy and positioning in the market: a commitment to improving the quality of the customer base and the development of new products and services which continue transforming the Company towards the data business.
The pace of revenue growth continues to increase, rising 127.6% year-on-year in the first half of the year on a reported basis to 4,319 million euros. Taking into account the full consolidation of Vivo in both years, it should be noted the solid rise in mobile service revenues (+14.8% year-on-year in the first half), maintaining the improvement in trends seen since the Company has been managed solely by Telefónica.
Data business consolidated its role as the Company’s main growth driver, rising 42.0% year-on-year and accounting for 22% of mobile service revenues (+4 percentage points year-on-year). It is worth highlighting that non-P2P SMS data revenue now account for 64% of total data revenue, reflecting the strong performance of mobile broadband, another service where Vivo is a sector benchmark.
Wireline business
By the end of June 2011, Telefónica managed 15.8 million fixed-line accesses in Brazil (-2% year-on-year).
Accesses at the traditional fixed-line totalled 11.1 million, with a reduction in access losses of 166 thousand accesses in the first half explained by the effects of the rainfalls in the first quarter
Broadband accesses climbed 17% year-on-year to 3.5 million at the end of June 2011, accounting for 31% of the Company’s fixed accesses (+5 percentage points year-on-year). Net additions, 168 thousand in the first half, shows a good pace of growth if we take into account the rainfalls of Q1.
Telesp managed 682 thousand pay TV accesses by June 2011, including TVA accesses in these numbers from June 2011 (150 thousand customers). Stripping out TVA customers, the Company reported first-half net additions of 45 thousand accesses evidencing the success of the Company’s offer repositioning.

Revenues stood at 3,606 million euros in the first half, with year-on-year growth of 4.7%, gaining momentum compared to the previous quarter. Accordingly, the Company’s earnings clearly reflect the operating and commercial improvements seen throughout 2010.
Revenues from traditional fixed-line telephony improved, remaining unchanged year-on-year in the first half of the year (+0.2% year-on-year in the first half), mainly driven by the growth in SMP service and fixed-to-mobile traffic offsetting lower local traffic. Meanwhile, revenues from Internet, pay TV and content account to 16% of total revenues and continue increasing its contribution to revenues.
ARGENTINA (year-on-year changes in local currency)
Telefónica Argentina continued strengthening its strategy of focusing on increasing customer value, with a particular focus on a differential offer in broadband, both fixed and mobile.
At the end of the first half of 2011, the Company managed 22.5 million accesses (+1% year-on-year), with noteworthy performance by fixed broadband, a change in evolution in mobile accesses and stable traditional fixed accesses.
Revenue stood at 1,513 million euros for the first six months of 2011, with year-on-year growth of 16.2%, reflecting positive revenue performance in both the fixed and mobile businesses.
Operating expenses increased 21.0% year-on-year in the first half, in line with the first quarter of the year, to reach 1,008 million euros. This trend is explained by the widespread increase in prices that translated into higher personnel expenses and higher subcontracts expenses, and by mobile traffic increase, increasing interconnection and roaming costs.
OIBDA totalled 510 million euros in the first six months, a year-on-year rise of 10.1%, with an OIBDA margin of 32.7% (-1.9 percentage points year-on-year).
Operating cash flow in the first half amounted to 349 million euros, up 2.6% year-on-year despite increased CapEx of 161 million euros in the first six months of 2011 (+31.1% year-on-year).
Commercial activity and revenue performance by business unit
Wireless business
The estimated penetration rate in Argentina stood at 131% at the end of June 2011, a year-on-year increase of 5 percentage points.
Telefónica in Argentina managed 16.4 million mobile accesses at June 2011, unchanged for the past twelve months. Particularly remarkable was the contract segment’s good performance, after recording net additions of 228 thousand accesses in the first half a year-on-year rise of 10% in this segment, now accounting for 37% of total accesses.
Churn was 2.4% in the first half of the year and with churn rate in the contract segment standing out as a market benchmark.
Traffic increased by 8% in the first half.
Year-on-year growth in ARPU sped up to +15.9% in the first half, fuelled by a rising share of contract accesses.

Revenue in the first half totalled 960 million euros, posting a solid year-on-year increase of 15.5%. This performance was spurred by the positive performance of mobile service revenue, rising 13.6% year-on-year in the first half, and by stronger handset sales (+41.6% year-on-year) stemming from the Company’s focus on attracting and retaining high-value customers.
Data revenue registered a solid year-on-year increase of 25.3%in the first half of the year and now accounts for 38% of mobile service revenue (+4 percentage points year-on-year).
Wireline business
Telefónica managed 6.2 million fixed accesses in Argentina by the end of June 2011, up 3% year-on-year.
In the broadband market, managed accesses totalled 1.5 million, registering substantial year-on-year growth of 14%, following net additions of 74 thousand accesses in the first half. Telefónica continues to consolidate its position as a market benchmark, due both to its high quality levels and to the excellence of its service, as reflected by its low churn rate.
The number of traditional telephony accesses stood at 4.6 million at the end of the first half of 2011, remaining stable year-on-year. The Company continues to prioritise service bundling, as 73% of accesses now include some form of traffic bundling (+2 percentage points year-on-year).
Revenue totalled 603 million euros in the first half, increasing 18.0% year-on-year highlighting the strong growth in Internet and content revenue, which rose 33.9% in the first half and traditional telephony business revenue (+11.7% year-on-year in the first six months of the year).
CHILE (year-on-year changes in local currency)
The telecommunications market in Chile maintains its growth potential, and Telefónica, operating under the Movistar brand, has a unique competitive advantage with global integrated offers that have made it the market leader.
Telefónica managed 12.4 million accesses in Chile at the end of the first six months of 2011, a year-on-year increase of 12%, mainly due to the strong rise in mobile and pay TV accesses and acceleration of broadband growth.
Revenue stood at 1,134 million euros for the first six months of 2011, showing year-on-year growth of 6.4% , reflecting the good performance of mobile revenue and stable fixed-line business.
Operating expenses in the first half of the year totalled 642 million euros, with a year-on-year increase (+4.2%) below revenue growth rate. Main growths stems from higher supplies (+16.3% year-on-year) as a result of higher commercial activity of mobile business, and higher interconnection and content costs. The positive evolution of personnel and subcontracts expenses reflect the efforts of the Company to maximize efficiency.
OIBDA stood at 510 million euros for the six-month period, with solid year-on-year growth of 8.2%, and an OIBDA margin expansion, standing at 45.0% for the first half of the year (+0.8 percentage point year-on-year).
Operating cash flow totalled 310 million euros (-4.2% year-on-year), on higher CapEx (+35.4% year-on-year) of 199 million euros during the first half of the year.

Commercial activity and revenue performance by business unit
Wireless Business
Estimated penetration of the Chilean mobile market stood at 131% at the end of June 2011 (+19 percentage points year-on-year).
The Company managed 9.3 million mobile accesses by the end of June 2011, showing year-on-year growth of 16%, highlighting a strong performance from both the contract segment, accounting for 29% of total accesses, and the prepay segment. Net additions during the six-month period reached 514 thousand accesses, a year-on-year increase of 10%, reflecting the strong growth in gross additions and a churn rate that continued being a benchmark in the market (1.6% up to June 2011; +0.1 percentage point year-on-year).
Traffic increased by 6% year-on-year in the first six months of the year.
ARPU decreased by 5.3% year-on-year during the first half, although it is important to note contract ARPU evolution that remains stable in the past few months.
Revenue during the first half of 2011 totalled 685 million euros, showing year-on-year growth of 12.1% and reflecting a good performance in terms of mobile service revenue (+11.4% year-on-year in the first half).
Data revenue over the first six months of 2011 showed an important growth of 42.6% year-on-year and now accounts for 19% of mobile service revenue (+4 percentage points year-on-year). Non-P2P SMS data revenue accounts for 71% of data revenue in the first half of the year (+8 percentage points year-on-year).
Wireline business
Telefónica managed 3.1 million fixed accesses at the end of June 2011, slightly more than at June 2010 (+1% year-on-year). The Company continues to focus on boosting unit customer value as growth lever, with almost all accesses associated with a service bundled offer.
Broadband accesses were 844 thousand at the end of the first six months of 2011, speeding up year-on-year growth (+6%) on the strength of the changing trends of net additions from the previous months resulting in 22 thousand accesses added during these six months.
It is worth mentioning the pay TV performance, with year-on-year growth of 22%, standing at 373 thousand accesses, after registering net additions of 32 thousand accesses during the first six months of 2011 (+45% year-on-year) due to a strategy that continues to bolster service quality with high-definition channels and continuous improvements in the entertainment offer.
Traditional business accesses are still slowing their downward trend (-3.2%, compared to -4.4% in 2010), mainly due to higher gross additions and a stabilization of churn, with an accesses net loss 34% lower than during the first six months of 2010.
Revenue stood at 511 million euros for the first half of 2011, with year-on-year growth of 0.7%. The improved performance was explained by the Company’s transformation strategy, reflected in the higher revenue for Internet, TV and contents (+12.0% year-on-year over the six months). Likewise, revenue from data, IT and capacity rental also marked a strong pace of growth (+9.7% year-on-year over the six months). Both now account for 47% of fixed-line revenue (+4 percentage points year-on-year), thereby offsetting lower revenue from traditional business (-7.0% year-on-year over the six months).

PERU (year-on-year changes in local currency)
The telecommunications market in Peru continued to show solid growth, and Telefónica retained its position as market leader, managing a total of 17.5 million accesses at the end of June 2011 (+7% year-on-year). It is worth highlighting, growth in fixed broadband (+18% year-on-year) and mobile (+9% year-on-year) businesses, as well as the sequential slowdown in the loss of traditional fixed-line accesses and the shift to a growing trend in pay TV.
Revenue consolidated the pace of growth registered in recent quarters, with an increase of 5.2% year-on-year in the first half of the year reaching 971 million euros in the first six months, mainly due to positive growth evolution in mobile revenues (+11.9% year-on-year).
Operating expenses stood at 619 million euros in the first half of 2011 (+7.0% year-on-year), in line with higher commercial activity, both fixed and mobile, due to greater subcontract expenses (+9.6% year-on-year) and supplies (+4.7% year-on-year). Personnel expenses remained under control, posting a 4.7% year-on-year growth.
OIBDA totalled 366 million euros in the first six months of 2011, with year-on-year growth of 4.4%. The OIBDA margin stood at 37.7%, stable on a year-on-year basis.
CapEx stood at 85 million euros in the first six months of 2011, showing year-on-year growth of 15.9%. Operating cash flow rose 1.4% year-on-year, amounting 281 million euros.
Commercial activity and revenue performance by business unit
Wireless business
At the end of the first six months of 2011, estimated penetration of Peruvian mobile market stood at 70% (+7 percentage point year-on-year).
Telefónica managed 12.9 million mobile accesses in Peru by the end of June 2011 (+9% year-on-year), accelerating due to the sound performance of the contract segment (+36% year-on-year), which now accounts for 20% of total accesses (+4 percentage points year-on-year) and by improved evolution in the prepay segment.
Thus, net additions accounted 414 thousand for the six-month period, on the back of increase in gross additions (+20% year-on-year).
During the first six months of the year, the churn rate remained stable at 3.3% (+0.1 percentage point year-on-year) as a result of the strong recovery in the prepay segment.
During the first six months of the year, traffic increased by 25% year-on-year, due to the good performance of outgoing traffic (+25% year-on-year).
In the first six months of the year, ARPU consolidated the positive trend initiated during the previous quarter, with a year-on-year increase of 1.7% due to the Company’s focus on capturing and retaining the high-value customers.
Revenue totalled 513 million euros over the first six months of 2011 (+11.9% year-on-year reflecting the good performance of mobile service revenues (+11.0% year-on-year in the first half of the year).

It is important to note the positive data revenue evolution (+45.7% year-on-year during the six-month period), now accounting for 14% of total mobile service revenues (+3 percentage points year-on-year), due to an increase in non-P2P SMS revenue (+66.6% during the period), which represents 63% of data revenue (+8 percentage points year-on-year).
Wireline Business 1
Telefónica managed a total of 4.6 million fixed accesses in Peru at the end of June 2011, with year-on-year growth of 2%.
Broadband accesses consolidated as the main growth lever, totalling 975 thousand accesses at the end of the six-month period (+18% year-on-year). Net additions totalled 124 thousand accesses in the first half of the year (+117% year-on-year), one of the highest figures achieved since 2009. This positive trend reflects the effectiveness of the Company’s commercial offer and churn control, which remained practically stable year-on-year.
The Company’s pay TV accesses continued to perform well with net additions of 45 thousand during the six-month period, to total 736 thousand accesses (+1.6% year-on-year).
Traditional telephony accesses at the end of June 2011 stood at 2.8 million, consolidating the deceleration trend registered since mid-2010 (-2% year-on-year in the first six months of the year vs. -5% year-on-year up to June 2010).
At the end of June 2011, 59% of traditional phone accesses were bundled (+6 percentage points year-on-year), and 75% of fixed broadband accesses were marketed under a Dúo or Trío package (+8 percentage points year-on-year), thereby consolidating service bundling as one of the key features behind Telefónica’s success in Peru.
Revenue amounted to 521 million euros during the first six months of 2011 (-1.4% year-on-year), due to lower revenues from traditional telephony business (affected by regulatory measures), that were not offset by higher Internet, TV and content revenues (+8% year-on-year growth), which now account for 39% of total revenue (+3 percentage points year-on-year) and higher data, IT and capacity rental revenues (+13 year-on-year).
COLOMBIA (year-on-year changes in local currency)
By the end of June 2011, Telefónica managed 12.3 million accesses in Colombia (+4% year-on-year), due to the solid growth of fixed broadband accesses (+19% year-on-year) and pay TV (+34% year-on-year) and a sustained rise in mobile accesses (+4% year-on-year).
Revenue totalled 761 million euros over the first six months of 2011 (+4.9% year-on-year), thus consolidating the positive trend of previous quarters.

[1]
Fixed-line phone accesses include all Telefónica’s fixed accesses in Peru, both those managed by the fixed wireless business and those managed by the mobile business. However, earnings from fixed wireless accesses are included in the results of the Peruvian mobile business.

Operating expenses increased by 5.3% year-on-year in the first half of 2011 to 557 million euros. This growth was mainly explained by an increase in supplies (+13.6% year-on-year) associated with higher interconnection and roaming costs.
OIBDA stood at 246 million euros for the first six months of the year (+2.2% year-on-year), consolidating quarterly trends. Thus, OIBDA margin in the first half of the year reached 32.3% (-0.9 percentage points year-on-year).
CapEx for the first half of 2011 amounted to 127 million euros (+25.4% year-on-year). As a result, operating cash flow fell 14.7% year-on-year, to 118 million euros for the half-year period.
Commercial activity and revenue performance by business unit
Wireless business
Penetration of Colombia’s mobile market was estimated at 100% at the end of June 2011, a year-on-year increase of 6 percentage points with respect to June 2010.
Telefónica managed 9.9 million mobile accesses (+4% year-on-year), with a substantial increase in the contract segment (+24% year-on-year), which now accounts for 25% of total accesses (+4 percentage points year-on-year) and helps offset the loss of prepay accesses caused by intense competition. The mobile broadband business also performed well, further consolidating its position as one of the Company’s key growth drivers.
The churn rate remained stable compared to previous quarters, and the half-yearly rate stood at 3.6% (+0.4 percentage point year-on-year) in the first half of the year, affected by an upturn in the prepay segment, and despite a lower contract churn rate (-0.3 percentage point year-on-year).
Traffic rose by 12% year-on-year over the first six months of the year on the back of increasing outgoing traffic (+15% year-on-year).
Over the first six months of 2011, ARPU increased slightly (+0.5% year-on-year).
Revenue stood at 444 million euros during the first half of the year (+9.1% year-on-year consolidating the trend of previous quarters. This growth reflects the positive evolution from mobile service revenues (+8.0% year-on-year in the first half), and the increase in handset sales (+26.3% year-on-year in the semester).
Data revenues further consolidated their role as a growth driver, rising by 60% year-on-year, accounting for 21% of mobile service revenues (+7 percentage points year-on-year). It is also noteworthy, non-P2P SMS data revenue evolution, growing by 78% year-on-year, and accounting for 87% of total data revenue (+9 percentage points year-on-year).
Wireline Business
Telefónica managed 2.4 million fixed accesses by the end of June 2011 (+3% year-on-year), after registering 18 thousand net additions during the half-year.
The Company’s broadband accesses totalled 588 thousand at the end of the first six months, with an excellent pace of 19% year-on-year growth, due to the 40 thousand net additions, with a slight deceleration in commercial activity due to stiff competition.
At the end of the first six months of 2011, pay TV accesses totalled 229 thousand posting a substantial increase (+34% year-on-year), with 24 thousand net additions in the first half of the year.

In the traditional business, the Company managed 1.5 million accesses (-5.0% year-on-year) at the end of June.
One of the major focuses of Company strategy is bundling of different services. 78% of fixed-line accesses are now bundled, and all broadband accesses are marketed as part of either a Dúo or Trío package.
Revenue stood at 336 million euros for the half-year, virtually stable year-on-year (-0.4%) due to the operational improvements introduced by the Company from the beginning of 2010. This improvement is reflected in the slowdown of falling revenue from traditional services (-8.8% year-on-year over the first six months vs. -18.9% during the first six months of 2010), and also in the accelerated pace of growth in new business areas.
Thus, Internet, TV and content revenues increased by 18.6% year-on-year during the six-month period, and now accounts for 26% of total wireline revenues (+4 percentage points year-on-year). Data, IT and capacity rental revenues rose by 1.0% year-on-year during the first half of the year.
MEXICO (year-on-year changes in local currency)
Estimated penetration in the Mexican mobile market reached 85% by the end of June 2011, up 7 percentage points year-on-year.
Telefónica México’s first-half operating and financial results reflect the commercial repositioning carried out since mid-2010, meanwhile it is worth noting that the new commercial offering has begun to deliver results with a steady improvement in operating indicators.
Major changes are being implemented in the Mexican telecommunications market, including sharp cuts in call termination rates. Following the resolutions issued by COFETEL, mobile termination rates stand at 0.39 pesos per minute, billed per second according to effective call duration, which represents a nominal change of -61%, although the real reduction is likely to be larger because billing on calls can no longer be rounded to the minute. Likewise, the regulator approved cuts in fixed termination rates and in transit rates.
It should be noticed that, while in the short term the reduction in the termination rates has a negative impact on the Company’s financial results, in the medium and long term it will cause a substantial change in the dynamics of the Mexican market, which will enhance the competitive position of non-dominant carriers.
Telefónica managed a total of 21.2 million accesses at the end of June 2011, up 13% year-on-year. Mobile accesses stood at 20.6 million (+13% year-on-year), after recording net additions in the first six months of the year of 905 thousand accesses. It is important to note the positive trend in commercial activity throughout the year, illustrated by gross additions of 3.8 million accesses in the first half (+21% year-on-year), underpinned by a positive performance in both the prepay and contract segments.
On the other hand, the Company continued strengthening its competitive position in the mobile broadband market due to its acquisition of spectrum in 2010. Thus, mobile broadband accesses maintained its growth, with a fourfold increase compared to June 2010.
In the first half of the year churn rate stood at 2.4% (+0.3 percentage point year-on-year) but showing a light improve in the last three months.
Telefónica Móviles México reached an estimated 21.5% share of the mobile market (+0.4 percentage point year-on-year).

Traffic reversed the trend of previous months by returning to a growth pattern for the first time since the second quarter of 2010. This turnaround was spurred by improved performance in outgoing traffic, which rose +0.5% year-on-year in the first half.
ARPU dropped 22.9% in the first half, accelerating the year-on-year decline due to the reduction in mobile termination rates. However, outgoing ARPU, which is unaffected by this effect, showed a positive trend in the second quarter and interrupting the quarter-on-quarter downward trend showed during several previous quarters.
Revenues totalled 808 million euros in the first six months of the year (-13.0% year-on-year), reflecting lower mobile service revenue (-12.5% year-on-year) resulting from negative performance in prepay segment revenues and the sharp reduction in mobile and fixed termination rates. Stripping out the impact of the reduction in termination rates, revenues in the first half would have fallen by 9.4% year-on-year.
In addition, it is worth to mention the good performance of data revenue, which now accounts for 27% of the Company’s mobile service revenue (+5 percentage points year-on-year). Particularly noteworthy was the performance of non-P2P SMS revenue, which was 2.4 times higher than in the same period a year earlier and accounted for 25% of data revenue in the first half (+12 percentage points year-on-year).
OIBDA, due to the performance of revenue and higher expenses associated with the commercial drive and the accelerated deployment of 3G network, totalled 217 million euros in the first six months (-31.1% year-on-year). Stripping out the impact of the reduction in termination rates, OIBDA in the first half would have been down to have 25.3% year-on-year. The OIBDA margin was 26.8% in the first half (-7.1 percentage points year-on-year).
CapEx stood at 124 million euros in the first half of 2011 (+36.3% year-on-year), reflecting the Company’s effort to roll out 3G coverage in order to maximise spectrum value. Operating cash flow totalled 93 million euros (-58.4% year-on-year).
VENEZUELA (year-on-year changes in local currency)
Estimated penetration of the Venezuelan mobile market was 100% in June 2011 (-2 percentage points year-on-year).
In the current environment, Telefónica Móviles Venezuela is consolidating a strategy based on innovation and maximising customer value with a highly segmented approach. Therefore, the Company consolidates its strategy focusing on value segments with a market benchmark offer and continues positioning itself in the lower-income segments with a tariffs plan evolution.
Telefónica managed 10.4 million accesses in Venezuela (-10% year-on-year), with 9.4 million mobile accesses (-9% year-on-year). Although the Company showed a net loss of 155 thousand accesses during the first six months of 2011, this trend changed during the second quarter. This positive trend was the result of the Company’s strategy to increase segmentation and remain a market benchmark in service quality. Likewise, focus on high-value customers is reflected in the 26% year-on-year increase in contract accesses.
The mobile churn rate was 3.0% in the first half (+0.6 percentage points year-on-year). The contract churn rate (0.7% in the first half), continues as a market benchmark.
Traffic showed a better evolution in the second quarter of the year, in contrast to the downward trend showed in last quarters (-1.1% year-on-year on the first half of the year).

The Company’s focus on unit customer value is reflected in the solid evolution of the ARPU, which maintained a strong increase of 26.0% year-on-year in the six-month period.
Revenue during the first six months of 2011 was 1,068 million euros, a year-on-year increase of 10.0%, reflecting the positive performance in terms of mobile service revenues (+11.0% year-on-year in the first half).
In the data business, Telefónica consolidates its position as a benchmark company, offering new products and pioneering services, with mobile broadband solid results standing out. Thus, data revenue increased by 23.0% in the first six months of 2011, accounting for 36% of mobile service revenues.
OIBDA totalled 461 million euros in the first half, with year-on-year growth of 5.4%. The Company has maintained high levels of efficiency, with an OIBDA margin of 43.2% in the first half (-1.9 percentage points year-on-year), affected by higher commercial activity in the first six months of the year.
CapEx stood at 145 million euros (+43.2% year-on-year), registered in the first half cannot be extrapolated to the full year given the different phasing of investment along the year. It is important to note that in the first half of the year the Venezuelan government renewed Telefónica Móviles Venezuela’s license until the end of 2022.
Lastly, operating cash flow stood at 317 million euros (-5.1% year-on-year).

RESULTS BY REGIONAL BUSINESS UNITS
TelefónicA Europe
In the first half of 2011, Telefónica Europe delivered a strong financial performance despite challenging trading environments across the Group. In addition to increasing smartphone penetration and delivering growth from data, the Company continued the execution of its “value over volume” strategy.
Telefónica Europe’s total customer base reached 57.3 million at the end of June 2011 (+5% year-on-year), with ongoing growth in the mobile contract segment and internet and data wireline accesses.
The contract customer base continued recording solid grow, +8% year-on-year at the end of the quarter, bringing the total mobile customer base to 47.4 million (+5% year-on-year). The improvement in customer mix results in contract customers reaching 50% of the total mobile customer base, 1 percentage point higher than a year ago.
Increased focus on selective customer investment in competitive markets led to total mobile net additions of 755 thousand in the first half, driven by the strong performance of the contract segment (815 thousand contract net additions in the first half; +3% year-on-year).
Mobile broadband customer base continued posting strong momentum and increased to 13 million in June to represent 28% of the total mobile base (4 percentage points more than at the end of 2010).
Telefónica Europe’s wireline retail broadband accesses reached 4.1 million at the end of June 2011, adding 136 thousand lines in the first half of 2011.
Revenues reached 7,662 million euros in the first half, a growth of 2.2% year-on-year driven by growth in Germany and the UK that offset continued declines in Czech Republic and Ireland.
Fast mobile broadband adoption led to non-P2P SMS data revenue growth in the first half of 32.5%, posting an acceleration from growth recorded in the first quarter (+29.4% year-on-year). This accounted for 42% of total data revenues (35% in June 2010) and highlights the successful execution of our tiered mobile data pricing.
Operating expenses stood at 5,664 million euros in the first half, increasing 1.5% year-on-year. By component:
•
Supplies increased 3.8% to 3,325 million euros in the first half, mainly due to the consolidation of HanseNet since mid-February 2010 and thecontinued growth in smartphones. This is partially offset by lower interconnection costs year-on-year.

•
Personnel expenses decreased 3.5% on a reported basis to 718 million euros in the first half of 2011 as a result of lower restructuring expenses booked in the first half of 2011 (7 million euros compared to 23 million euros in the first half of 2010) and the benefits from prior year restructuring.

•	Subcontract expenses reached 1,526 million euros in the first half of the year, a -0.2% year-on-year. This decrease is mainly due to operational efficiencies in client management costs.

As a result, OIBDA amounted to 2,097 million euros in the first half and grew 1.2% year-on-year. Reported OIBDA margin was 27.4% in the first half of 2011 (-0.2 percentage points year-on-year).
CapEx amounted to 708 million euros in the first half of the year (-67.0% year-on-year reported) impacted by spectrum acquisition in Germany in the second quarter of 2010. The Company continued to improve its infrastructure and maximise the benefits from network sharing.
Operating cash flow was 1,389 million euros in the first half of the year compared to -73 million euros in the same period last year.
TELEFÓNICA UK (Year-on-year changes in local currency)
In the first half of the year, Telefónica UK performed well in an increasingly complex economic and competitive environment. The Company further increased smartphone penetration and continued monetising mobile data, leveraging the demand for the new tiered mobile data tariffs.
It should be noted that mobile termination rates cuts from 1st April had a significant impact on financial results.
The Company also continued to drive transformational change in the UK market with the announcement of a new joint venture with other mobile network operators to provide a platform for mobile advertising and m-commerce. This will provide a central market place for mobile advertising and enable the rapid adoption of mobile wallets.
At the end of the first half of 2011, the total access base stood at 22.9 million customers, an increase of 3% year-on-year, primarily driven by growth in the contract mobile segment.
Telefónica UK’s mobile customer base reached 22.1 million at the end of June 2011 (+2% year-on-year) fuelled by the contract segment (+6% year-on-year), which accounted for 48% of the total base (+2 percentage points on June 2010).
Contract mobile net additions in the first half were 175 thousand, reflecting the “value over volume” approach taken by the Company since the beginning of the year.
Total customer base evolution from the beginning of the year (negative net additions of 69 thousand in the first half) was mainly the result of the Company’s lower commercial activity in the prepay segment.
The Tesco Mobile joint venture (not included in the Company’s total customer base) continued to show strong momentum, adding 124 thousand customers in the first half. Closing base reached 2.7 million customers, a year-on-year increase of 21% with ongoing demand for their clear and simple propositions.
Demand for smartphones continued to be strong, increasing smartphone penetration2 to 35% (+6 percentage points over 2010 year end).
Churn in the first half stood at 2.9% (+0.3 percentage points year-on-year). Contract churn for the first half stood at 1.2%, stable over the previous year.
Mobile voice traffic decreased 7% year-on-year in the first half mainly driven by a lower prepay customer base. It’s important to highlight that total contract voice usage increased year-on-year.

[2]	Smartphones with data attached rate/total mobile base excluding dongles and M2M.

Data traffic from mobile broadband accesses also continued to grow with total volume increasing 31% year-on-year in the first half of 2011.
Total ARPU in the first six months of the year stood at 23.4 euros (-5.2% year-on-year) after being impacted by voice termination rate cuts from the 1st of April.
Voice ARPU declined 12.1% year-on-year in the first half. Excluding regulation, the decline was 8.4% year-on-year up to June, which reflects continued usage optimisation, but is in line with previous quarter performance, evidencing that customers are not generally trading down their bundle choice.
Data ARPU continued to grow at 5.2% year-on-year in the first half. The launch of new tiered data tariffs at the end of the first quarter continued to demonstrate good traction. Close to 55% of the contract data customers in the consumer segment have already contracted a tiered data tariff at the end of June.
The Company’s wireline retail broadband internet accesses remained flat year-on-year at 0.7 million accesses at the end of June, 2011.
Revenues reached 3,451 million euros in the first half, up 0.9% year-on-year. Excluding the impact from mobile termination rate cuts, revenues would have increased 3.0% year-on-year in the first half.
Mobile service revenues declined 0.4% year-on-year in the first half to reach 3,126 million euros. Excluding the impact from regulation, mobile service revenues grew 2.0% year-on-year in the first half, as a result of the lower rate of net additions seen in recent quarters and the ARPU decline.
Non-P2P SMS revenues were central to data growth, increasing 32.2% year-on-year in the first half as smartphones become more prevalent and the high adoption of upper tier data packages. Total data revenue grew 9.5% year-on-year in the first half to represent 44% of mobile service revenues (+4 percentage point improvement year-on-year).
OIBDA recorded a solid 7.7% year-on-year growth in the first half to 953 million euros. As a result, OIBDA margin in the first half of 2011 stood at 27.6% (+1.7 percentage points year-on-year margin expansion).
CapEx in the first half declined 6.8% to 324 million euros, a year-on-year performance that should not be extrapolated for the whole year due to different shaping of investment execution. Efficiencies in rollout continue to be delivered through the refarming of 900 Mhz spectrum in urban areas and the progress of the network share agreement. This resulted in UK regulator Ofcom naming Telefónica UK as the fastest network in terms of mobile broadband download speed.
Operating cash flow reached 629 million euros in the first half, a 17.1% year-on-year increase.
TELEFÓNICA GERMANY
In the first half of 2011, Telefónica Germany continued leveraging its strong commercial momentum with healthy demand for its current tariff portfolio and increased adoption of smartphones, which led to mobile service revenue acceleration in the second quarter.

HanseNet and Telefónica Germany were successfully integrated into one single legal entity at the beginning of the second quarter and continued to deliver savings as a result of the integration and related restructuring.
Telefónica Germany has also taken the first steps in their LTE strategy launching its mobile broadband proposition in several rural areas from July 2011 which are now covered by the new LTE network.
The Company’s total accesses base stood at 24.0 million at the end of June 2011 (+9% year-on-year).
The total mobile customer base reached 17.7 million at the end of June 2011 (+9% year-on-year), mainly driven by the 10% year-on-year increase in the contract segment. Total net additions in the first six months of the year amounted to 699 thousand, boosted by contract net additions, which accounted for 66% of the total, a significant increase over the 31% recorded a year ago. As a result contract customer base saw an increase of 459 thousand net adds for the first half driven by strong traction in the consumer and business segments to represent 49% of the total mobile base at the end of June 2011. The prepay segment added 240 thousand customers in the first half.
Mobile broadband penetration continued to grow, reaching 23% at June 2011 end (+3 percentage point increase over 2010 year end) leveraging ongoing demand for smartphones, strongly supported by the “My Handy” distribution model.
Churn in the first half reached 2.2%, a slight year-on-year increase.
Mobile voice traffic continued delivering strong growth (11% year-on-year in the first half), which is in line with customer base growth and reflects sustained demand for voice products. Mobile data traffic also increased significantly (+53% year-on-year in the first half), driven by higher mobile broadband penetration as well as usage per customer growth.
Total ARPU declined 9.9% year-on-year in the first half to reach 13.4 euros with the main driver being the steep cut in mobile termination rates introduced in December 2010. Excluding this impact, total ARPU would have declined 3.2% in the first six months of 2011 , which is a significant quarter-on-quarter improvement reflecting the continued adoption of mobile broadband services. It is also worth highlighting that revenues from the “My Handy” model are not being reported under mobile service revenues and are instead reported in hardware revenue, signifying that increased smartphone hardware sales will not be reflected within ARPUs.
As a result of the aforementioned factors, voice ARPU declined 20.3% year-on-year in the first half.
Data ARPU however grew 11.3% year-on-year in the first half as a result of the increased adoption of smartphones in the base as well as their associated data tariffs, such as “O2 Blue”.
Telefónica Germany’s retail broadband internet customer base reached 2.6 million at the end of June 2011 (+9% year-on-year) and also fixed wholesale business recorded growth of 4% year-on-year to reach 1.1 million accesses.
Revenue for the first six months of 2011 reached 2,440 million euros, a year-on-year increase of 7.5%, a positive performance despite strong impacts from regulation. Total mobile revenue increased 4.9% year-on-year in the first half, reflecting sound performance in mobile service revenue as well as continued growth in hardware revenues through “My Handy” model.

Non-P2P SMS revenue growth was central to this revenue performance (+47.9% year-on-year in the first half), showing an acceleration driven by the aforementioned increased broadband penetration and subsequent adoption of mobile data tariffs. Mobile data revenue grew 23.2% year-on-year in the first six months of the year with mobile data now representing 40% of mobile service revenues, which is a significant 8 percentage points improvement over the first half of 2010.
OIBDA for the first half of 2011 amounted to 558 million euros, a 4.8% year-on-year growth result of the good evolution of revenues and the initial benefits of business restructuring offsetting increased commercial spend.
OIBDA margin reached 22.9% in the first half of the year showing early efficiencies as a result of the restructuring program.
CapEx of 243 million euros declined 85.4% year-on-year in the first six months of 2011 due to the accounting in 2010 of 1,379 million euros of spectrum and different phasing of investment activity, with ongoing LTE network deployment in line with plan.
Operating cash flow reached 315 million euros in the first half of the year.
TELEFÓNICA IRELAND
In the first half of 2011, Telefónica Ireland performance continued to be impacted by a challenging macro and competitive environment.
The Company actively focused on profitable investment with the contract segment growing 4% year-on-year and adding 12 thousand customers in the first half of the year. As a result, contract customers represented 44% of the mobile customer base (+3 percentage points year-on-year) at the end of June, with mobile broadband penetration reaching 37%.
Telefónica Ireland’s mobile customer base stood at 1.7 million customers at the end of June (-2% year-on-year), against of continued intense price competition which resulted in a lower prepay base (-7% year-on-year).
Churn for the first half stood at 2.5% (+0.3 percentage points year-on-year).
Mobile voice traffic declined 3.8% year-on-year in the first half, primarily due to lower prepay customer base.
Total ARPU, which continued to be impacted by regulation and the economic environment, declined 7.9% in the first six months.
Revenues declined 11.3% year-on-year to 372 million euros in the first half of the year driven by lower mobile service revenue and hardware revenue. Mobile service revenues were down 9.6% in the first six months with voice revenue declines partially mitigated by stronger data revenue trends. Excluding mobile termination rate cuts, mobile service revenue would have declined 3.1% in the six month period.
Mobile data revenues in the first half grew 11.8% year-on-year with high smartphone penetration being the main driver.
Non-P2P SMS data revenue remained strong and grew 15.2% year-on-year in the first half to account for 40% of data revenues (+1 percentage points year-on-year).

OIBDA declined 11.8% in the first half to reach 112 million euros driven by the higher upfront commercial costs associated with the increasing demand for smartphones. As a result OIBDA margin in the first half stood at 30.2%, virtually flat on June 2010. In the first half of 2010 the Company booked 7 million euros of restructuring charges.
CapEx in the first half reached 26 million (+9.7% year-on-year), with a different phasing of investment activity. The full benefits of the network share agreement with eircom are expected to flow going forward.
Operating cash flow for the first half reached 87 million (-16.7% year-on-year).
TELEFÓNICA CZECH REPUBLIC (Year-on-year changes in constant currency)
Telefónica Czech Republic maintained a solid commercial momentum in focused areas amid intense competition. Additionally, in May the Company has launched of a new fixed broadband offer based on VDSL technology which will speed up home internet by up to three times for its customers.
The Company, in order to foster mobile broadband adoption, has launched a new campaign to educate users about the benefits of using a smartphone in a market where mobile broadband penetration has a huge potential (14% of our mobile customer base in June 2011 vs. 11% in December 2010).
Total accesses (including Telefónica Czech Republic and Slovakia) at the end of June 2011 stood at 8.7 million (+4% year-on-year).
The mobile customer base in the Czech Republic grew 1% year-on-year, with growth in the contract segment (+6% year-on-year) offsetting the lower prepay base (-7% year-on-year). Mobile net additions for the first six months reached 30 thousand. Contract net additions were 93 thousand in the six months versus 32 thousand net disconnections recorded in the first half of 2010. This performance continued to be driven by customer migrating from prepay to contract and the ongoing adoption of mobile broadband. At the end of June 2011, contract customers accounted already for 61% of the base (+3 percentage points year-on-year).
Fixed telephony accesses stood at 1.6 million at June 2011(-6% year-on-year),
Retail broadband internet accesses continued to grow reaching 0.8 million in June (+13% year-on-year). Net additions reached 57 thousand in the first half, 56% higher than the first six months of 2010. Pay TV customers closed at 130 thousand (-3% year-on-year).
Telefónica Slovakia had a successful semester adding 122 thousand mobile customers, with the closing mobile base now standing at 1.0 million customers (+41% year-on-year). The contract segment performed strongly, accounting for almost two thirds of net additions in the first half, and now represent 41% of the total mobile base (+5 percentage points year-on-year).
As a result of the success of the Company’s strategy, focused on higher quality customers’ acquisition and loyalty programs rewarding customers for regular top-ups, churn in the Czech Republic continued its positive trend. Churn reached 1.9% for the first six months, recording a 1.1 percentage points improvement year-on-year.

Mobile voice traffic grew 1.0% year-on-year in the first half). ARPU in the first six months of 2011 was 17.5 euros (-8.9% year-on-year), impacted by mobile termination rate cuts. Excluding this impact ARPU would have declined 5.1% year-on-year in the first half, mainly driven by voice ARPU where price competition remains high and the recovery of customer spend patterns is slow.
Revenues in the Czech Republic and Slovakia combined reached 1,064 million euros in the first half (-6.4% year-on-year) amid a backdrop of intense competition, mobile termination rate cuts, slow recovery of usage in the mobile segment and lower ICT revenues in the Czech Republic. Revenues in Slovakia continued to grow strongly (+49.8% year-on-year for the six months), as the Company continues gaining market share.
Fixed revenues in the first half reached 461 million euros (-7.8% year-on-year), with continued growth in DSL being offset by declines in the fixed line business.
Mobile service revenues in the Czech Republic stood at 504 million euros (-10.8% year-on-year in the first half).
Operating expenses during the first half of the year declined 1.2% at a reported level and by 6.0% in constant currency to reach 635 million euros. This was due to lower restructuring expenses recorded in the first half of this year compared to 2010 and the resulting efficiency improvement for the business. Supplies also decreased year-on-year primarily due to lower interconnection costs which offsets higher handset costs.
OIBDA totalled 445 million euros in the first half, declining 6.8% year-on-year. In the first half of 2011, the Company recorded 7 million euros of restructuring expenses (17 million euros in the same period of 2010). OIBDA margin in the first half was 41.8%, broadly flat year-on-year. CapEx was 105 million euros in the first half, growing 8.0% year-on-year mainly driven by continued investment in the 3G network in Slovakia and in VDSL in the Czech Republic. CapEx should not be expected to continue this trend through the second half since investment in 2010 was heavily weighted towards the fourth quarter.
Operating cash flow reached 340 million euros in the first half of 2011 (-10.6% year-on-year).

RESULTS BY REGIONAL BUSINESS UNITS
Other Businesses
Atento
During the first half of 2011, Atento earned revenues of 893 million euros, with a year-on-year growth of 14.6%, consolidating the solid increase posted in 2010.
Multi-sector customer revenues (outside the Telefónica Group) increased, by more than the average, 17.3% year-on-year over the first six months of 2011, and its contribution to total revenue rose to 50.2% (49.1% in the first half of 2010).
By regions, Brazil showed the highest rate of growth, and has increased its contribution to total revenue to 54.7% (54.0% in January-June 2010). The Americas and EMEAA, like Brazil, are posting double-digit growth, accounting for 29.2% and 16.1% respectively of total revenue (29.9% and 16.2% in the previous year).
Revenues from offshored business increased by 1.2% during the first half of 2011, accounting for 6.0% of Atento’s total revenues (6.7% during the first six months of 2010).
The company’s operating income (OI) stood at 63 million euros for the first six months of 2011 (+27.2% year-on-year).
Operating margin over the first half of the year was 7.0%, with a year-on-year increase of 0.7 percentage points.
CapEx amounted 29 million euros in the half-year period, remaining stable against the first six months of 2010.
At the end of the first half of 2011, Atento had 151,117 employees, representing a year-on-year increase of 8.2%.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: July 28th, 2011	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer